2011 ANNUAL REPORT

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30+ years secure value
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millennium+ leadership efficiency
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medical home
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evidence-based

Cerner™

ANNUAL REPORT 2011

Cerner™

Table of Contents: Annual Report 2011

Board of Directors

Neal L. Patterson	Chairman of the Board, Chief Executive Officer and President, Cerner Corporation
Clifford W. Illig	Vice Chairman, Cerner Corporation
Gerald E. Bisbee Jr., Ph.D.	Co-founder, Chairman and Chief Executive Officer, The Health Management Academy Former Chairman, Chief Executive Officer and President, ReGen Biologics, Inc., 1998-September 2011
Denis A. Cortese, M.D.	Emeritus President and Chief Executive Officer, Mayo Clinic Foundation Professor, Arizona State University School of Health Management and Policy Director of Arizona State University's Health Care Delivery & Policy Program President of the Healthcare Transformation Institute
The Honorable John C. Danforth	Partner, Bryan Cave LLP Ambassador to the United Nations, July 2004–January 2005 U.S. Senator - Missouri, 1976-1995
Linda M. Dillman	Chief Information Officer, QVC, Inc. Senior Vice President of Enterprise Services/Global Functions IT, Hewlett-Packard Company, August 2009-January 2012 Executive Vice President of Benefits and Risk Management, Wal-Mart Stores, Inc., April 2006- July 2009 Executive Vice President and Chief Information Officer, Wal-Mart Stores, Inc., August 2002-April 2006
William B. Neaves, Ph.D.	President Emeritus and Director, The Stowers Institute for Medical Research
William D. Zollars	Former Chairman, Chief Executive Officer and President, YRC Worldwide, November 1999-July 2011

Leadership

Cerner Executive Cabinet	**Neal L. Patterson** • Chairman of the Board, Chief Executive Officer and President **Clifford W. Illig** • Vice Chairman **Zane M. Burke** • Executive Vice President, Client Organization **Marc G. Naughton** • Executive Vice President and Chief Financial Officer **Michael R. Nill** • Executive Vice President and Chief Operating Officer **Jeffrey A. Townsend** • Executive Vice President and Chief of Staff **Paul N. Gorup** • Senior Vice President and Chief of Innovation **Matthew J. Swindells**•Managing Director and Senior Vice President, Global Consulting **Julia M. Wilson** • Senior Vice President and Chief People Officer

Cerner Executive Management	**Don D. Bisbee** • Senior Vice President, DeviceWorks **Stephen W. Eckman** • Senior Vice President, Physician Experience **Ed L. Enyeart** • Senior Vice President, Finance **Richard J. Flanigan** • Senior Vice President, Employer Services and Research **William E. Graff** • Senior Vice President, CernerWorks Infrastructure **John B. Landis** • Senior Vice President, Client Operations **Max A. Reinig** • Senior Vice President, Physician Solutions Development **Farrell L. Sanders** • Senior Vice President, Cerner ITWorks **Kent C. Scheuler** • Senior Vice President, Managed Services **David W. Sides** • Senior Vice President, Worldwide Consulting **Randy D. Sims** • Senior Vice President, Chief Legal Officer and Secretary **Shellee K. Spring** • Senior Vice President, PowerWorks **Michael R. Battaglioli** • Vice President and Chief Accounting Officer **Joanne M. Burns** • Vice President, Cerner Corporation and CIO, Tiger Institute **Robert J. Campbell** • Vice President and Chief Learning Officer **Richard W. Heise** • Vice President, Revenue Cycle **Kimberly K. Hlobik** • Vice President, Lighthouse **Gay M. Johannes** • Vice President and Chief Quality Officer **Eva L. Karp** • Vice President and General Manager, EMR Business Unit **Allan O. Kells** • Vice President, Investor Relations **Lisa A. McDermott** • Vice President, Lighthouse **Catherine E. Mueller** • Vice President, Client Experience **J. Randall Nelson** • Vice President, Life Sciences **Clay A. Patterson** • Vice President and Managing Director, Community Health

Client Organization	**Michael C. Neal** • Senior Vice President, Cerner Corporation and President, Pacific **John T. Peterzalek** • Senior Vice President, Cerner Corporation and President, Atlantic **Sam P. Pettijohn** • Senior Vice President, Investor Owned Clients **Alan C. Fowles** • Vice President and Managing Director, Europe **Marcos Garcia** • Vice President and General Manager, Spain **Scott A. Schmidt** • Vice President and General Manager, Australia and Asia Pacific **Robert J. Shave** • Vice President, Cerner Corporation and President, Cerner Canada **Greg G. White** • Vice President and Managing Director, Middle East **Talbott G. Young** • Vice President, Global Strategy **Holger Cordes** • General Manager, Germany **Amanda J. Green** • Managing Director, Ireland

Intellectual Property Organization	**Douglas S. McNair, M.D., Ph.D.** • President, Cerner Math **Ryan R. Hamilton** • Vice President, Intellectual Property Development **Cheryl A. Hertel** • Vice President, Global Care Delivery Strategy **J. Bryan Ince** • Vice President, Australia IP Strategy **David P. McCallie, Jr., M.D.** • Vice President, Medical Informatics **Rama Nadimpalli** • Vice President and General Manager, Cerner India

Cerner's Long-Term Performance

The table below offers a view of our growth over the past 10 years and since our initial public offering in 1986. While every quarter and year is important—and we are the first to scrutinize their passing—there are a number of insights that come only from reviewing longer intervals. Before we review 2011, we invite you to study Cerner's long-term performance.

		1986	2001	2011	Compound Annual Growth Rates: Previous Decade 2001-2011	Compound Annual Growth Rates: Since Going Public 1986-2011
Top Line	Bookings	$18	$525	$2,724	18%	22%
	Revenue	$17	$561	$2,203	15%	21%
	Domestic Revenue	$17	$539	$1,894	13%	21%
	Global Revenue	$0.2	$22	$309	30%	34%
	Revenue Backlog	$11	$788	$6,107	23%	29%
Bottom Line	Operating Earnings[1]	$3	$61	$489	23%	23%
	Operating Margin[1]	14.8%	10.9%	22.2%		
	Net Earnings[1]	$2	$34	$325	25%	23%
	Earnings Per Share[1]	$0.03	$0.23	$1.87	23%	19%
Balance Sheet	Total Assets	$26	$712	$3,000	15%	21%
	Cash and Investments	$8	$108	$1,134	27%	22%
	Days Sales Outstanding	161	130	83	-4%	-3%
	Total Debt	$1	$119	$127	1%	21%
	Equity	$16	$395	$2,311	19%	22%
Cash Flow	Operating Cash Flow	$1	$65	$546	24%	29%
	Free Cash Flow[1]	-$1	$1	$359	82%	NM
Investment in Growth	Capital Expenditures	$1	$26	$105	15%	20%
	R&D Spending	$2	$114	$291	10%	22%
	Associate Headcount	149	3,952	9,901	10%	18%
Market Performance	Cerner Stock Price	$0.49	$12.48	$61.25	17%	21%
	Market Capitalization	$45	$1,840	$10,386	19%	24%
	Nasdaq Composite Index	349	1,950	2,605	3%	8%
	S&P 500 Index	242	1,148	1,258	1%	7%

Notes

Dollars are in millions except Earnings Per Share and stock prices.

Free Cash Flow represents cash flows from operating activities less capital purchases and capitalized software development costs.

NM=Not Meaningful, because free cash flow was negative in 1986.

[1]Operating earnings, operating margin, net earnings, earnings per share, and free cash flow reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 2011 Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the appendix to this letter for a reconciliation of these items to GAAP results.

A Letter to our Shareholders, Clients and Associates:

2011 was a year of substantial growth for Cerner. We exceeded our plan and had records on top of records, growing the top line of this "startup" (*still and always our view*) 19% to $2.2 billion in revenues and expanding operating earnings and earnings per share 27% and 26%, respectively. We generated $359 million of free cash flow and ended the year with more than $1.1 billion of cash and investments on the balance sheet. During the year, we added 1,700 net new associates to our workforce and secured property for an additional campus. Shareholders were rewarded during 2011 with an almost 30% rise in stock price to $61.25 on December 31, 2011. While there were some disappointments in 2011, it is hard to criticize these results.

These numbers reflect a busy organization of more than 10,000 associates working worldwide in a very complex industry, many times breaking new ground, daily facing tough challenges – and, in most cases, generating impressive outcomes. Cerner's long-term performance continues to be stellar and rivals almost any company over the past two decades. We like the fact that most of our gains come from organic growth driven by our core vision and innovation.

In 2011, we split Cerner's stock 2-for-1, the fifth such split since our initial public offering in December of 1986. Had you invested $10,000 in the market in 1986 and had compound annual returns equal to the NASDAQ Composite Index (8%), your investment would be worth about $75,000 at the close of 2011. However, if you had invested the same $10,000 in Cerner then, it would have been worth more than $1.2 million. Another interesting scenario would be if you had begun investing in Cerner stock through our 401k plan when the program started in 1987, annually making the maximum contribution. Under such a scenario, and taking into account Cerner's match and profit sharing contributions that are paid in Cerner stock, today you would have over $8 million in your account.[2] Of course, financial advisors wouldn't recommend concentrating a retirement account in a single stock!

In the next section, we highlight some facts from 2011, but our ultimate objective in this annual letter is to share with you our thoughts about today's unprecedented health care environment, our 2012 imperatives and our ongoing work to generate the new waves that will carry Cerner into the digital years and decades ahead.

[2]The maximum yearly contribution ranged from $7,000 in 1987 to $16,500 in 2011, plus allowable "catch-up" contributions starting at $2,000 in 2002 and continuing to $5,500 today. $8 million includes approximately $1 million in Cerner match and profit sharing.

2011 HIGHLIGHTS

Here are some mileposts that, added to the records already mentioned, help mark our progress over the last year. Some of these are quantitative, others are qualitative, but we believe they all help tell the Cerner 2011 story.

- Demand was strong in almost all of our offerings of software and services focused on increasing the efficiency and quality of health care delivery. We set an all-time record for bookings of $2.7 billion, and we closed the year with a backlog of $6.1 billion, another record.
- This activity was led by the electronic health record (EHR)[3] business in the United States. In the always-competitive marketplace, with demand enhanced by the U.S. federal EHR incentive programs designed to stimulate "Meaningful Use" of electronic records, 32% of our bookings in 2011 came from new clients, reflecting the strong competitiveness of our solutions and services.
- Cerner's physician practice EHR had its best year ever, with bookings growing 60% in 2011. The marketplace is shifting to companies with an effective architecture that addresses the entire continuum of health care from physician office to acute care and beyond.
- In 2011, we also saw our managed services initiatives begin to contribute in a significant way. As health care organizations increase their investments in automating all of their clinical and administrative processes, they also increase their dependence on and expectations of the IT infrastructure. Gradually over the past two decades, we have added offerings to satisfy our clients' growing need for greater technical skills to realize all of the benefits of their investments. 2011 was an important year for some newer additions to "The Works"—*ITWorks*, *RevWorks*, *DeviceWorks* and *CommunityWorks*—all initiatives designed to add layers of value to an existing digital health care infrastructure or extend the benefits of the infrastructure to places it historically would not have reached.
    - We signed three new *Cerner ITWorks*℠ IT service partnership contracts and two new *Cerner RevWorks*℠ revenue process management contracts in 2011; we ended 2011 with nine *ITWorks* clients and four *RevWorks* clients. Each of these contracts creates a strategic alignment between Cerner and our clients, as well as a source of high quality revenue.
    - 2011 was also a breakthrough year for our *Cerner DeviceWorks* business as our clients' interest in using Cerner as a single source for connecting and integrating health care devices to EHR-based workflows increased. More device manufacturers looked for a closer relationship with Cerner, recognizing the value of deep integration of their products into our *Cerner Millennium*® platform as well as our strategic relationships with clients.
    - *Cerner CommunityWorks* also had a record year. *CommunityWorks* is our software-as-a-service (SaaS) offering for small hospitals. We leverage our application hosting and services capabilities to reach these hospitals with a full suite of plug-and-play clinicals and financials at a competitive price, without costly installation and implementation.

    We anticipate all of the emerging "Works" service offerings will thrive in the era of digitized health and be an important part of Cerner for years to come.

- Despite a challenging global economy and a slow start to the year, our global business finished the year strong with 35% revenue growth in the fourth quarter, bringing full-year growth to 7%. We are rapidly becoming the premier global EHR supplier and this year reached our highest-ever level of *Millennium* adoption outside of the U.S., with 239,000 unique users at 400 sites across 17 countries in four languages.

1979	1982	1984	1986
Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company	*PathNet*® is installed in the lab at St. John Medical Center in Tulsa, Oklahoma	Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation	Cerner goes public on NASDAQ (CERN) $17 million of revenue 149 associates

[3] A note: EHR is the term that has gradually replaced the more traditionally used EMR, perhaps prematurely. In the 30-plus-year history of Cerner, we have seen an evolution in terminology as capabilities have increased. First there were paper-based medical records (MRs). Then there were EMRs, with the E standing for Electronic. One could argue that the E should have stood for Enterprise, since the records were digitized and united across departments for the first time, but limited to a single health care delivery enterprise. In this era, EMR also became synonymous with the IT solutions that provided the capability to digitize medical records. As talk of interoperability increased, the aspirational concept of electronic health records (EHRs) arose, which (originally, at least) referred to the ability for a person to own the important subset of EMR data pertaining to their own health, which could be shared between disparate health care providers and organizations. In recent years, widespread prospective government use of the term EHR in place of EMR has led to its pervasive use; we accept it even though it is, in our view, a bit premature in light of its original intended meaning.

- A growing number of Cerner clients have now reached the topmost levels in the HIMSS Analytics EMR Adoption Model, an industry standard. Stage 6 signifies almost complete automation of the medical record and puts hospital clients in the top 5% of hospitals worldwide for EMR adoption, and Stage 7 signifies the ideal of a completely paperless environment. Now more than 100 Cerner clients are at Stage 6 or higher, ranging from a 25-bed Critical Access Hospital in rural America to the only Stage 6 hospital in the Middle East to the first non-English HIMSS Stage 6 hospital at Marina Salud in Spain.
- In January of 2012, Thomson Reuters released its list of the "Top 15 Health Systems in the United States," as determined by strict performance, outcomes and safety criteria. Six of the nation's top 15 health systems are Cerner clients, more than any other industry competitor on the list. The honor belongs to our clients, not us, but we are proud that so many of the nation's top health systems trust us as their IT partner.

Great performance, great clients, good trends. At times it helps just to reflect on some of the things we have accomplished. Now, let's examine the environment and look ahead at what is to come.

THE DYNAMIC ENVIRONMENT OF HEALTH CARE AND INFORMATION TECHNOLOGY

Cerner lives at the intersection of health care delivery and information technology, arguably the two most dynamic sectors in our economies and societies. Over the past few decades, health care spending burgeoned to become the largest portion of the national spend of most Western countries. In the few large economies where health care is not number one, there are huge social pressures to make it so. There are complex forces and simple math that have created this reality. For the past 50 years, growth in health care has outpaced the growth of economies, resulting in health care becoming an ever-greater percentage of the gross domestic product (GDP). In the U.S., for example, we tend to think of military spending as high at 4.7% of the GDP (2010). Is it startling, then, to know that health care spending in the same year accounted for 17.9% of all dollars spent in the U.S.? Health care is also the largest element in U.S. federal and state budgets. There are thick books devoted to explaining this fact and hypothesizing a solution.

The sizes of the federal deficits probably make this the decade when the U.S. and many other nations commit to a permanent strategy. Worldwide, there is tremendous political, social and fiscal pressure to reduce the rise in the cost of health care while increasing access to care and improving safety and quality, which are conflicting goals in the short term. It is widely accepted that the "health reform" bill passed in the first half of President Obama's term dealt with access only. Its actual impact is subject to both judicial and political variables.

The decade we are in is being shaped by forces such as aging populations, sedentary lifestyles, and the growth of chronic conditions, as well as positive forces like increased consumerism and new medical and technological breakthroughs. Based on these, it is inevitable that demand for health care will grow even if economic growth slows. Few policymakers will state it so clearly, but at some point, society and governments will be faced with a choice: either ration health care or make major systemic improvements to the way health care works.

Cerner is dedicated to the latter. Our lever is information technology. During our 33 years, the sphere of information technology has increased in capacity and capability. Its adoption and acceptance in much of society is nearly ubiquitous. Platforms, architectures, connectivity and devices have changed rapidly and radically during our history, continuously

1987	1990	1992	1993
Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies	Revenues surpass $50 million	2 for 1 stock split (May 12) Cerner Vision Center opens Revenues surpass $100 million	2 for 1 stock split (March 1)

redefining the possible. This increasing potential, matched against the huge need for health care to make a fundamental change, will continue to create an exciting decade ahead. Understanding the forces at work, the need at hand and the potential in IT drives much of the innovation that occurs at Cerner.

With the broader imperative always in mind, we still must focus on specific near-term objectives. In 2012, we are dedicated to three clear priorities, which we call corporate imperatives. The first is to support our clients in the huge nationwide march toward defined and measureable standards of IT utilization, so-called "Meaningful Use." The second is to create a new industry standard for physician productivity and the physician experience of using HIT. And the third is to advance the *New Middle* by powering population health management. We believe achieving each of these will bring us closer to our long-term objective of systemically transforming health care with our clients.

MEANINGFUL USE: A WAVE OF ADOPTION

After decades of evolution, the entire health care provider industry of hospitals and doctors in the United States is moving in cadence to implement electronic health records and achieve Meaningful Use, a progressive, multi-stage, national standard of HIT adoption. Health care organizations that do not have EHRs are getting them, and those that do have EHRs are synchronously adopting advanced features and standards that hold the promise of future nationwide interoperability, payment reform and more. Cerner is highly engaged in supporting our clients in this historic window as the U.S. government aggressively moves to stimulate widespread adoption of EHRs.

This unparalleled wave of adoption is being driven by the $35 billion Health Information Technology for Economic and Clinical Health (HITECH) funding provision of the American Recovery and Reinvestment Act of 2009, which authorizes the Centers for Medicare and Medicaid Services (CMS), the largest single payor for health care in the U.S., to make incentive payments to doctors and hospitals after they can demonstrate that they can meet defined standards of EHR use. The term "Meaningful Use" comes from the HITECH Act and refers to a set of standards measuring how health care organizations use their information technology in clinical practice. The detailed definition of Meaningful Use, developed through CMS rule making, is being rolled out in three stages over a period of time from 2010 until 2016, laying out progressively rigorous adoption and utilization targets. At each step along the way, corresponding EHR certification regulations are being issued by the federal Office of the National Coordinator for Health Information Technology (ONC). In order to pass each stage, hospitals and eligible providers (physicians) must undergo a robust attestation process demonstrating the extent of their use of a certified EHR before they receive their substantial incentive payments.

There are three stages of Meaningful Use, broadly defined by the ONC as the following:

- Stage 1 began in 2011 and is the entry point for all health care providers – This is a sweeping step that focuses on capturing and structuring data electronically rather than on paper. It includes adoption of a certified EHR, which must include computerized physician order entry (CPOE) for all medication orders entered by clinicians, plus drug interaction checking, charting of vital signs, keeping medication and problem lists, demographic information and more. In this stage, Meaningful Use "consists of transferring data to EHRs and being able to share information, including electronic copies and visit summaries for patients."
- Stage 2 is in proposed rule stage now and is to be implemented in 2014 – This stage focuses on "new standards such as online access

1994	1995	1999	2000	2001
1,000 associates	2 for 1 stock split (August 7)	*HNA Millennium*® Phase 1 is completed Cerner makes *Fortune* list of "Best 100 Companies to Work For"	3,000 associates	Revenues surpass $500 million

for patients to their health information, and electronic health information exchange between providers." In industry parlance, this correlates to functioning personal health records (PHRs) and interoperability.

- Stage 3 is anticipated to be implemented in 2016 - This stage will focus on "demonstrating that the quality of health care has been improved."

Prior to Meaningful Use, the health care industry was on a more gradual, meandering path to becoming digitized. We are now in a window that will see all of health care irrevocably moved into a digital domain. We keep a running list of clients who have attested to Meaningful Use on our public website. By the end of 2012, we expect more than 85% of hospitals that are eligible for Meaningful Use incentives and are utilizing Cerner as their core EHR will have attested and received government incentive payments for Stage 1.

It is becoming clear to us that not every company in our sector will be able to keep up with the technological requirements of Meaningful Use. The U.S. federal agenda is splitting our HIT industry into winners and losers. We have very little doubt where Cerner will stand.

PUTTING PHYSICIAN PRODUCTIVITY FRONT AND CENTER

The working person at the center of all this change is the doctor. Compared to physicians in the past, today's doctors see more patients in less time and do so in an era of ever-expanding knowledge coming from new research about biology and pharmacology, all while adapting to a new digital medium that produces more evidence and information than was ever available in the past. As the macro shift toward digitization of health care has occurred, the pressure on physicians to be more productive has mounted. Today, most physicians are paid based on the number of patients they see daily. Their tools of choice have historically been extremely lightweight—the clipboard, voice, pen and paper. However, these tools are limited by memory, training, experience and access to information. The Meaningful Use tsunami is forcing a profound change, moving them toward pen-and-paperless practice that incorporates evidence-based support for their decisions. At the end, the change will be good for patients, who will get control of their own personal health information, but the process of change can be difficult for physicians, who have precious little time to experiment with and adapt to new methods of doing work. Moreover, the move to IT is only part of the change today's physicians will see in their lifetimes. The future also holds disruptive changes in the form of outcome-based payment models that will increase the transparency of individual physicians' decisions and results. To be a physician at this time is to have uncertainty and doubt about all of these changes. For health care to be transformed, physicians must be able to win.

In 2012, Cerner is putting physician productivity and the overall physician experience front and center. We believe there is a convergence occurring in the fundamental pressures on physicians, the sophistication of our current architecture and the hardening of a powerful class of technologies, including cloud computing and mobile devices such as tablets and phones. This fall, we plan to release *PowerChart+Touch™*, the first of a new generation of physician applications designed to help physicians win the battle with their daily environment. Our mantra is ***fast, easy, smart.***

- **Fast:** Extraordinarily fast, combining enterprise platform knowledge with the power of the secure *Cerner Cloud℠*.
- **Easy:** Seductively easy to use, with fluency that rivals the pen.
- **Smart:** Intuitively smart, contextually aware of the physician's specialty and venue and the patient's condition.

2002	2003	2004	2005
4,000 associates	Cerner and Atos Origin awarded U.K. *National Health Services Choose and Book* contract	Cerner celebrates 25th anniversary Cerner ranks third among software companies in *The Wall Street Journal's* Top 50 Returns over a five-year period 5,000 associates	Revenues surpass $1 billion Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England Nearly 7,000 associates

Our intent is to set a new industry standard for physician productivity and the physician experience.

Somewhat in parallel, we have announced a new generation of our architecture, called *Millennium+™*, which is designed to take advantage of our robust enterprise platform and also the cloud-based extensions and versatile platforms we have steadily grown over the past decade. As we build out these application ecosystems around the physician, the cloud element will create a considerable change in how software is developed, deployed and operated by our clients, whether on the desktop, tablet or smartphone. It also adds another layer of information, merging all relevant and available clinical, financial, operational and environmental information into a metadata layer that will redefine concepts of data and how systems interoperate. It is an evolution which will create major differences, most of which will be instantly perceived as improvements. We plan to lead in this new era.

ONE AT A TIME, UNTIL WE ARE THE POPULATION

Our previous two objectives are well underway, with tremendous momentum worldwide in automating the care system. These transformations will impact one physician and one patient at a time, multiplied by millions. The next step is to develop the system capabilities to manage the *health* of a *population*.

With very few exceptions, all developed countries are seeing their populations aging, with genetic predispositions, unhealthy trends of sedentary lifestyles and personal choices combining to create epidemics of chronic conditions like obesity, diabetes, hypertension, asthma and heart failure. Today's system of episodic, fee-for-service care is characterized by waiting until a condition advances to the point of definite illness and complications to initiate costly and less effective treatment. We believe information technology will play a key role in a revolution to *promote and manage health* by predicting what will happen in the future and creating lower cost interventions, engagement and changes today that can prevent harmful, costly outcomes tomorrow.

As individuals and as providers, this is the care we have been waiting for. As individuals, none of us wants to get sick and become a patient, and none of us wants to receive one-size-fits-all treatment. Information technology will help create personalized health care by applying predictive models to our lives and helping our physicians create a true "health plan" for us to live by in order to achieve the healthiest, fullest lives possible. As providers, population health management means serving patients with more precision. It means preventing potentially avoidable complications (PACs) by developing prescriptive personalized health plans and applying preventative care to keep more people in a state of health, delaying and possibly preventing or reversing the effects of chronic disease, and using acute care as the last resort only when other care has failed. It is a model in harmony with the heart and mission of health care providers worldwide.

It sounds good, but there is a hitch. There is no business model for health. Perversely, our current system of care dictates that doctors and hospitals get paid when we experience illness, not when we remain healthy. The institutions that benefit when we do *not* need health care are the payors—employers, governments and insurance companies—but they are poorly organized to effect changes that promote health across populations. In the U.S., where the payment incentives are perhaps the least aligned, early work has begun with voluntary programs to create Accountable Care Organizations, through which health systems are rewarded for keeping healthy people healthy and delivering higher quality and lower cost care to a defined population. Once a business model is created, the correct alignment of incentives will open up significant new opportunities for Cerner. From this work, we expect the concept of a

2006

2 for 1 stock split (Jan. 10)

Introduced *CareAware*® device architecture and line of devices

Cerner signs contract with BT for London region of NHS program

First *Cerner Millennium*® site in France

Opened Cerner Healthe Clinic at World Headquarters

2007

Revenues surpass $1.5 billion

Shipped first production units of *RxStation*® medication dispensing devices; 25 clients purchase *CareAware iBus*™ device connectivity

Delivered new *Cerner ProVision*® *PACS* Workstation

Opened new Data Center at World Headquarters

Signed first clients in Spain and Egypt; opened office in Dublin, Ireland

Acquired Etreby Computer Company (retail pharmacy solutions)

2008

Free Cash Flow surpasses $100 million

Smart Semi, a mobile hospital room of the future, introduced and made 93 stops, hosting nearly 9,000 client attendees

Signed first agreement for the Smart Room

Expanded footprint in Middle East with signing of Ministry of Health in United Arab Emirates

Signed first hosted client in France

Signed first client in Latin America

"medical home," a team of skilled professionals that help actualize an individual's health plan, to more fully evolve. But we are not waiting to get started. Here is a taste of where we have come from and what we are doing now.

USING THE POWER OF BIG DATA TO STAY HEALTHY

Data is one of the byproducts of digitizing an industry, and highly contextual EHR data has value like a natural resource. At Cerner, each of our clients has access to powerful information in the form of their own organization's longitudinal EHR data. But we have long believed there is an even greater power in aggregating certain types of data *across* clients. Since 1996, we have offered a multi-client data warehouse called *Health Facts®*. It is a HIPAA compliant, de-identified research database that is populated by the EHR data of participating clients and is open to their use. In this decade, we are taking our work to another level, developing the capability to gather and analyze data from all systems, Cerner and non-Cerner, including non-EHR sources such as financial, claims and operational data.

One example of our work in population health in 2012 is a predictive model that can be run across a defined population to identify individuals at risk of developing complications from their diabetes and then notifying those individuals and their authorized care teams with specific risk information and interventions before the conditions and complications occur. Another example, which we mentioned in this letter last year, is a method of identifying individuals who might be developing deadly sepsis infections and alerting their authorized care team, enabling physicians to save lives that might otherwise have been lost. At the same time we are developing predictive models, we are also planning their integration into tomorrow's cloud-enabled workflows. Millions of private, predictive, real-time interventions must occur if we are to bend the cost curve in health care downward while improving quality. We believe there is no company better positioned than Cerner to help health care organizations to do this.

One last note about cost. In a January 2009 white paper, I (Neal) proposed an ABCD plan for driving $500 billion in *annual* savings from the U.S. health care system using information technology to Automate the current health care system, Base treatment decisions on evidence, Coordinate care across fragmented elements in our current system and Disrupt the current payment methods.[4] In late 2009, Thomson Reuters research seemingly provided further evidence for my hypothesis, estimating that $700 billion of wasteful spending could be eliminated annually from our U.S. health care system, without reducing the quality of care provided, by remediating "administrative system inefficiencies, provider inefficiency and errors, lack of care coordination, unwarranted use, preventable conditions and avoidable care, and fraud and abuse."[5] While their research did not focus on *how* to solve these problems, our publicly stated belief for more than 10 years has been that information technology is the *only* tool capable of systemically eliminating error, variance, waste, delay and friction from the health care system. Eliminating 20-40% of the cost of our more than $2.5 trillion health care system is a staggering amount of opportunity. At Cerner, we believe if a business model for preserving health could be activated, it could unleash dramatic and systemic improvement. Cerner with its clients will lead the way.

A healthier population will occur one physician and one person at a time. The sum of the parts makes the whole. In aggregate, it becomes population health.

[4]See the January 2009 Cerner industry brief: *The ABCs of systemic healthcare reform: A plan for driving $500 billion in annual savings out of the U.S. healthcare system.*

[5]See the October 2009 Thomson Reuters white paper, *Where can $700 billion in waste be cut annually?*

2009

Cerner Celebrates 30th Anniversary

American Recovery & Reinvestment Act becomes law and includes $35 billion in incentives for the adoption of healthcare IT

First two *Cerner ITWorks℠* contracts signed

University of Missouri and Cerner create Tiger Institute for Health Innovation

Announced acquisition of IMC Health Care

Cerner clients connect with HHS and CDC to fight spread of influenza

Introduced *uCern™* and *uDevelop™* platforms and opened *uCern* Store

Cerner added to NASDAQ 100 Index

2010

Announced new mission statement, "To contribute to the systemic improvement of healthcare delivery and the health of communities"

Introduced *Healthe Intent™* cloud-based platform

Patient Protection and Affordable Care Act becomes law in an effort to reform how healthcare is delivered in the U.S.

Announced agreement with CareFusion to better integrate medical devices and electronic health records

Fisher-Titus Medical Center and Magruder Hospital partner with Cerner to become first all-digital, smart hospitals in the U.S.

First two Cerner *RevWorks℠* contracts signed

Cerner honored as one of the best employers for healthy lifestyles by The National Business Group on Health

Neal Patterson recognized by *Forbes* as one of "America's Best-Performing Bosses" for providing shareholders with the "biggest bang for the buck"

Cerner added to S&P 500 index

8,000 associates

2011

2 for 1 stock split (June 27)

Acquired Resource Systems (long-term care solutions)

Acquired Clairvia (workforce management solutions)

Revenue and Bookings surpass $2 billion

Introduced new logo and tagline: Health care is too important to stay the same.™

Launched *Cerner Skybox℠* suite of cloud services

Signed 1st QualityWorks client

Cerner associates shed more than 20,000 pounds during Slimdown Throwdown weight-loss competition

Cerner clients begin receiving stimulus funds related to achieving Meaningful Use

CONCLUSION

We are making history, creating the information foundation for transformed health care. Sometimes it is hard to see because we are in the middle of the chaos created by the change. We are literally digitizing the content of an entire industry—and not just any industry, but the largest part of our economy, health care. Health care is too important not to change.

This is going to be a fast-paced year in an amazing decade; the most dynamic decade for health care in the modern era. I have often said that the secret of success is being in the right place at the right time with the right stuff. It sounds lucky, but it's actually hard work. In 2012, there can be no doubt that the intersection of health care and IT is the right place to be. We have a tremendous amount of work to accomplish this year. If we execute, this should be another great decade for Cerner.

Sincerely,

NEAL L. PATTERSON
FOUNDER
Chairman, Chief Executive Officer
& President

CLIFFORD W. ILLIG
FOUNDER
Vice Chairman

PAUL N. GORUP
FOUNDER
Senior Vice President
& Chief of Innovation

JEFFREY A. TOWNSEND
Executive Vice President
& Chief of Staff

MICHAEL R. NILL
Executive Vice President
& Chief Operating Officer

ZANE M. BURKE
Executive Vice President
Client Organization

MARC G. NAUGHTON
Executive Vice President
& Chief Financial Officer

JULIA M. WILSON
Senior Vice President
& Chief People Officer

Appendix: Cerner's Business Model and Financial Assessment

INTRODUCTION

This appendix is our annual discussion of our business model and financial performance. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our annual report on Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the end of this appendix for a reconciliation of non-GAAP financial measures to GAAP results.

THE CERNER BUSINESS MODEL

The core of our business model is the creation of intellectual property (IP) in the form of software and other types of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for health care providers. In short, we build it, sell it, deliver it, run it and support it for health care provider organizations around the world ("it" in this context refers to the solutions Cerner creates for health care organizations). Below is a graphical representation of our business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Our pipeline has increased substantially over the past several years, reflecting a strong market for our solutions as providers invest in health care information technology (HCIT) to meet regulatory requirements, comply with government reimbursement requirements, and qualify for incentives.



Sales Pipeline
New Contract Bookings: $2.7 billion
Support Contracts
Contract Backlog: $5.4 billion
Support Backlog: $706 million
Total 2011 Revenue = $2,203M
System Sales
Services, Support & Maintenance
Licensed Software $325M
Technology $245M
Subscriptions/ Transactions $136M
Professional Services $550M
Managed Services $351M
Support & Maintenance $551M
Note: Total Revenue includes $45M of reimbursed travel revenue
x87%
x13%
x56%
x30%
x31%
x76%
$284M
$31M
$77M
$162M
$109M
$419M
Total 2011 Contribution Margin = $1,082M (49% of Revenue)
Contribution Margin %
Contribution Margin $
Less
R & D 13% of revenue ($278M)
SG & A 14% of revenue ($315M)
($593M)
Operating Margin
$489M*, 22%*
Less: Taxes &
Exp./Other Income
Taxes ($174M)
Net Interest Exp./Other Income $10M
($164M)
Net Earnings
$325M*
÷ 174M Shares
Earnings Per Share
$1.87*

*Operating margin, net earnings and earnings per share reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 2011 Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see page 20 for a reconciliation of these items to GAAP results.

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our contract backlog. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/ transactions, managed services, and professional services are delivered. For longer term contracts, such as for our Remote Hosting, ITWorks, and RevWorks offerings, contract lengths are typically more than 5 years.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog,** respectively. Even though almost all of our systems are in service for decades, our reported Support Backlog only includes the expected value for one year of support revenue for all of our client support contracts. We report the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2011 at $6.1 billion and has grown at healthy compounded annual rates of 21%, 18% and 23% over the past 3, 5 and 10 years.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model graphic, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software, Technology**, and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services**, **Managed Services,** and **Support & Maintenance** make up the Services, Support & Maintenance line. Here is a description of each revenue stream:

2011 Revenue Mix


Professional Services 25%
Managed Services 16%
Subscription/ Transactions 6%
Technology Resale 11%
Support & Maintenance 25%
Licensed Software 15%
Travel 2%

- **Licensed Software.** We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual—providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of many of our competitors who are always trying to sell "upgrades" to their clients. We believe our approach is part of the reason we have so many long-term client relationships—some lasting over three decades. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2011, this type of revenue represented 15% of our total revenues with a profit contribution of 87%. Revenues from licensed software grew 21% in 2011 compared to 2010.

- **Technology.** We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. More recently, we have begun to resell medical devices for a growing list of medical device companies, and this part of our business has shown strong growth since it was launched in 2007. Technology revenue increased 39% in 2011, as growth in device resale offset flat results in traditional hardware resale and sublicensed software. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2011, these revenues represented 11% of our total revenue with a profit contribution of 13%. Even at lower margins than the rest of our businesses, technology resale is valuable to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support, and equipment maintenance.

- **Subscriptions/Transactions.** Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes frequently based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between health care providers and payers. Subscription and transaction revenue streams are generally recognized monthly, and in 2011 they grew 28% and represented 6% of our total revenues with a profit contribution of 56%.

- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, clinical process optimization and education and training of our clients' workforce to assist in the design and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2011, these revenues increased 21% due to increased implementation activity. Professional services represented 25% of our total 2011 revenue, and the profit contribution for this business model was 30%. We have also expanded our services offerings with the launch of *Cerner RevWorks*℠, which includes solutions and services to help health care organizations improve their revenue cycle functions. We signed two new RevWorks contracts in 2011 and had a total of four contracted clients as of the end of 2011.

- **Managed Services.** Under our *CernerWorks*℠ suite of solutions, we offer a set of technical services that include Remote Hosting, Application Management Services, Operational Management Services, and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying the necessary equipment, installing it in one of our data centers, and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients still choose to own their own software license, so that portion of the revenue is unchanged. We own the equipment rather than selling it upfront to the client, which impacts the technology resale portion of revenue. Managed Services revenue grew 20% in 2011 and represented 16% of our total revenue with the profit contribution increasing from 29% to 31%. Additionally, in 2009, we launched an extension of our *CernerWorks* solutions, our *Cerner ITWorks*℠ solutions, which involves further strategic alignment with clients, including Cerner taking on more of our clients' IT functions. This initiative is off to a good start with nine contracted clients as of the end of 2011. *Cerner ITWorks* contracts impact other business models in addition to Managed Services, such as Professional Services and Support.

- **Support & Maintenance.** The final business model is comprised of the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our SolutionWorks organization for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. We also provide support for sublicensed software and maintenance for third party hardware. In 2011, support and maintenance revenues grew 6%. This revenue stream represented 25% of total revenue with a profit contribution of 76% (note that this profit contribution does not include a charge for research and development, which is treated as an indirect expense).

The revenue categories discussed above add up to 98% of total revenue. The remaining 2% is revenue from reimbursed travel expenses related to our associates traveling to client locations. This revenue contributes no margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients and required to be reported as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D)**, which was equal to 13% of revenue in 2011, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which represented 14% of revenue in 2011. We have a long history of investing heavily in R&D and using that investment to systematically expand our target markets to create organic growth. We expect to invest more than $1 billion in R&D over the next four years as we continue to build on the industrial strength of our *Cerner*

Millennium® architecture and add new solutions and enhancements such as *Millennium+*™, which extends the enterprise platform to the secure Cerner Cloud and delivers a new user experience by providing personalized, intuitive and relevant clinical workflows. While we believe these expected levels of investment are unmatched in our industry, we still expect to grow R&D slower than revenue, resulting in operating leverage. Similarly, we expect to take advantage of our scalable business infrastructure to allow us to grow SG&A spending slower than our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2011, our operating margin of $489 million was 22.2% of revenue, an increase of 140 basis points compared to 2010. The remaining items in our business model are taxes and net interest expense and other income, which totaled $164 million in 2011, leaving $325 million of net earnings, or $1.87 of earnings per share.

ASSESSMENT OF 2011 FINANCIAL RESULTS

We continued to focus on three key financial objectives in 2011: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has delivered strong revenue growth over the long term. Both our new business bookings and revenue have grown at more than 14% compound annual rates over the past 10 years. In 2011, we grew our new business bookings 37%, to a record $2.72 billion. Revenue grew 19% in 2011, to a record $2.20 billion. Looking at revenue by geographic segment, domestic revenue increased 21% and global revenue increased 7% in 2011.

In 2012, we again expect double-digit top-line growth. In the U.S., we expect continued strong demand for our solutions both inside and outside our current client base as health care providers invest in solutions and services to meet regulatory and reimbursement requirements and to qualify for incentives. Innovative new solutions and services that we have introduced in the last few years are also expected to make a meaningful contribution to top-line growth in the coming years. Additionally, we expect our global business to continue to grow as the global economy strengthens and governments invest in HCIT in an effort to improve quality and control the cost of care. For more information on our growth strategy, refer to the Cerner Vision and Growth Strategy section in Part 1, Item 1 of our annual report on Form 10-K.

Expanding Operating Margins

In February of 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress and surpassed our target since then, and our operating margin was 22.2% in 2011. The following graph and table detail our margin expansion since 2003.

Operating Margin



23%
21%
19%
17%
15%
13%
11%
9%
'03
'04
'05
'06
'07
'08
'09
'10
'11

	2003	2004	2005	2006	2007	2008	2009	2010	2011
Contribution Margin									
Licensed Software	89%	88%	85%	84%	89%	88%	88%	87%	87%
Technology Resale	17%	20%	13%	11%	12%	12%	11%	11%	13%
Subscription/Transaction	10%	12%	37%	43%	49%	50%	52%	52%	56%
Professional Services	15%	23%	27%	27%	29%	29%	28%	30%	30%
Managed Services	18%	20%	25%	25%	25%	26%	28%	29%	31%
Support & Maintenance	53%	57%	62%	65%	69%	72%	74%	76%	76%
Total Contribution Margin	**41%**	**45%**	**46%**	**46%**	**47%**	**48%**	**50%**	**50%**	**49%**
Indirect Costs % of Revenue									
R&D	19%	19%	18%	18%	17%	16%	16%	14%	13%
SG&A	13%	14%	15%	15%	15%	15%	16%	15%	14%
Total	**31%**	**33%**	**33%**	**32%**	**32%**	**31%**	**32%**	**29%**	**27%**
Operating Margin	**9.3%**	**12.4%**	**12.6%**	**13.4%**	**15.1%**	**16.6%**	**18.5%**	**20.8%**	**22.2%**

Highlights of the margin expansion drivers include:

- **Expanding Margins in Subscriptions/Transactions.** This business model has had good recent growth in revenue and profitability has also increased as the fixed costs associated with supporting it are spread over a higher revenue base.
- **Improving Professional Services margins.** We have leveraged tools and methodologies to make our implementation processes more efficient, predictable, and profitable.
- **Improving Managed Services Margins.** As we have grown our remote hosting business, we have increased profitability through scale and by transitioning to newer, less expensive technologies.
- **Increase profitability of Support & Maintenance.** As we have continued to harden the Cerner Millennium platform, our incremental cost to support each additional client has declined, leading to increased margins on Support and Maintenance.
- **Leverage R&D investments.** We have leveraged our significant R&D investment by growing R&D slower than our top-line growth rate, while still maintaining industry-leading levels of R&D investment and innovation. Efficiencies from our operations in India have also contributed to our ability to control the rate of R&D growth.
- **Leverage Sales, General, and Administrative expenses.** We have built a scalable business infrastructure that has allowed us to keep our SG&A spending growth rate lower than our top-line growth rate in recent years.

We expect to continue to drive margin expansion going forward through ongoing efficiencies across our business models and additional leverage of R&D investments and SG&A expenses.

A key point regarding our margin expansion is that we have accomplished it while our business model has transitioned to more visible and recurring revenue components. For example, in 2003, approximately 61% of our revenue (before reimbursed travel) came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/Transactions, and Support & Maintenance. In 2011, 74% of our revenue came from these sources. Similarly, Contribution Margin from recurring or visible sources increased from 45% to 71%.



100%
80%
60%
40%
20%
0%
39%
61%
26%
74%
55%
45%
29%
71%
2003
2011
Revenue
2003
2011
Contribution Margin
Non-recurring
Recurring and Visible

Earnings Growth

Strong revenue growth and margin expansion drove adjusted net earnings growth of 28% in 2011. Our 3-, 5-, and 10-year compound annual earnings growth rates of 21%, 23%, and 25%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line growth strategies coupled with continued focus on productivity enhancements and margin expansion position us well for continued strong earnings growth.

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement in recent years has been in our cash flow performance. 2011 was a record year for cash performance, with $546 million of operating cash flow and $359 million of free cash flow (operating cash flow less capital expenditures and capitalized software). Operating cash flow increased 20% in 2011 and free cash flow increased 31%. We expect capital expenditures to increase in 2012 compared to 2011, which will have some impact on free cash flow growth, but we still expect to generate strong free cash flow.



Operating Cash Flow
Free Cash Flow
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
$'s In Millions
'03
'04
'05
'06
'07
'08
'09
'10
'11

FCF = Operating CF less Capital Expenditures and Capitalized Software

Stock Price

At Cerner, we manage the company, not the stock price. In the short-term, the stock price can be influenced by many factors beyond our control, but we believe that in the long-term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets.

2011 was a choppy year for the stock market as worldwide economic growth was lower than expected. The NASDAQ Composite Index ended the year down 2% and the S&P 500 ended the year basically unchanged. Cerner's stock price increased 29% in 2011, reflecting our delivery of strong results. When measuring our stock performance over the 5-, 10- and 20-year periods using compound annual growth rates, the returns are 22%, 17%, and 24%, respectively. These returns are significantly greater than the returns over the same time frames for the NASDAQ Composite Index (2%, 3%, and 8%) and S&P 500 (-2%, 1%, 6%).

Reconciliation of 2011 GAAP Results to Non-GAAP Results*

($ in millions except Earnings Per Share)	**Operating Earnings**	**Operating Margin %**
GAAP Operating Earnings	**$ 460**	**20.9%**
Share-based compensation expense	29	
Adjusted Operating Earnings	**$ 489**	**22.2%**

	Net Earnings	**Diluted Earnings Per Share**
GAAP Net Earnings	**$ 307**	**$ 1.76**
Share-based compensation expense	29	0.17
Income tax benefit of share-based compensation	(11)	(0.06)
Adjusted Net Earnings (non-GAAP)	**$ 325**	**$ 1.87**

Reconciliation of GAAP Operating Cash Flow to Non-GAAP Free Cash Flow	**Cash Flow**
Cash flows from operating activities	$ 546
Capital purchases	(104)
Capitalized software development costs	(83)
Free cash flow (FCF)	**$ 359**

**More detail on these adjustments and management's use of Non-GAAP results is in our 2011 annual report on Form 10-K and our current reports on Form 8-K.*

ANNUAL REPORT 2011
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2011

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: 0-15386

CERNER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**43-1196944**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2800 Rockcreek Parkway North Kansas City, MO	**64117**
(Address of principal executive offices)	(Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ]   No [X]

As of July 1, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $9,192,865,609 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 9, 2012
Common Stock, $0.01 par value per share	169,683,053 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 18, 2012 (Proxy Statement)	Part III

PART I.

Item 1. Business

Overview

Cerner Corporation started doing business in 1980, and it was organized as a Delaware corporation in 1986. Unless the context otherwise requires, references in this report to "Cerner," the "Company," "we," "us" or "our" mean Cerner Corporation and its subsidiaries.

Our corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Our telephone number is 816.221.1024. Our Web site address, which we use to communicate important business information, can be accessed at: www.cerner.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available free of charge on or through this Web site as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC).

Cerner's mission is to contribute to the systemic improvement of health care delivery and the health of communities. We are a leading supplier of health care information technology (HCIT) solutions, services, devices and hardware. Our solutions optimize processes and help eliminate errors, variance and waste for health care organizations ranging from single-doctor practices to entire countries, for the pharmaceutical and medical device industries, and for the field of health care as a whole. These solutions are licensed by approximately 9,300 facilities around the world, including more than 2,650 hospitals; 3,750 physician practices; 40,000 physicians; 500 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 800 home health facilities; 40 employer sites and 1,600 retail pharmacies.

We design and develop most of our software solutions on the unified *Cerner Millennium®* architecture, a person-centric computing framework, which combines clinical, financial and management information systems. This architecture allows providers to securely access an individual's electronic health record (EHR) at the point of care, and it organizes and proactively delivers information to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers. We have also created the *Healthe Intent™* platform, a cloud-based platform that enables a new generation of solutions to leverage the increasing amount of data being captured as the health care industry is digitized. On the *Healthe Intent* platform, we are building solutions based on sophisticated, statistical algorithms that are intended to help providers predict and improve outcomes, control costs, and improve quality.

We also offer a broad range of services, including implementation and training, remote hosting, operational management services, revenue cycle services, support and maintenance, health care data analysis, clinical process optimization, transaction processing, employer health centers, employee wellness programs and third party administrator (TPA) services for employer-based health plans.

In addition to software and services, we offer a wide range of complementary hardware and devices, both directly from Cerner and as a reseller for third parties.

The following table presents our consolidated revenues by major solutions and services and by segment, as a percentage of total revenues:

	For the Years Ended		
	2011	2010	2009
Revenues by Solutions & Services			
System sales	32%	30%	30%
Support and maintenance	25%	28%	29%
Services	41%	40%	39%
Reimbursed travel	2%	2%	2%
	100%	100%	100%
Revenues by Segment			
Domestic	86%	84%	84%
Global	14%	16%	16%
	100%	100%	100%

Health Care and Health Care IT Industry

We believe there are several factors that are favorable for the HCIT industry over the next decade. With the Centers for Medicare and Medicaid Services (CMS) estimating United States health care spending at $2.7 trillion in 2011, or 17.7 percent of Gross Domestic Product (GDP), and projecting it to be 19.8 percent of GDP by 2020, we believe the growing cost of our health care system is unsustainable. We also believe the intelligent use of information systems can help reduce costs while also improving health outcomes. Further, most United States health care providers recognize that they must invest in HCIT to meet regulatory requirements, comply with government reimbursement requirements, and qualify for incentives. The importance of HCIT in facilitating this compliance along with the benefits of improving safety, efficiency and reducing costs, leads to investments in HCIT being viewed as more strategic than many other capital purchases.

The broad recognition that HCIT is essential to helping control health care costs and improve quality contributed to the inclusion of HCIT incentives in the American Recovery and Reinvestment Act (ARRA). The Health Information Technology for Economic and Clinical Health (HITECH) provisions within ARRA include more than $35 billion in incentives for health care organizations to modernize operations through "meaningful use" of HCIT. Hospitals and physicians that met the meaningful use criteria of the ARRA began receiving incentive funds in 2011, and the incentive programs are contributing to increased demand for HCIT solutions and services in the United States.

Another element in the United States marketplace is the shift away from fee-for-service or volume-based reimbursement and towards value-based or outcomes-based reimbursement. Payers, including health insurance companies and federal and state governments, are implementing programs to link reimbursement to quality measurements and outcomes, and this alignment creates significant financial motivation for HCIT adoption. Within our current client base, we estimate that there could be $3 billion of annual reimbursement at risk tied to Value Based Purchasing, Medicare 30-day readmission rules, and quality reporting requirements beginning in 2013, and we estimate this amount grows to an estimated $5 billion at risk by 2017. In order to comply with these programs, we believe our clients will need to expand their data analytics and reporting capabilities through the use of HCIT solutions and services.

In recent years, we have also seen a shift in the U.S. marketplace towards a preference for a single platform across inpatient and ambulatory settings. The number of physicians employed by hospitals has increased significantly as hospitals have acquired physician groups in order to ensure a consistent stream of referrals, and health systems are recognizing the benefit of a single patient record across the hospital and the physician office. Cerner is well positioned to benefit from this shift due to our unified *Cerner Millennium* platform across our inpatient and ambulatory solutions, our large footprint in United States hospitals and physician practices and our proven ability to deliver value to our clients.

Outside the United States, the economic downturn of the last few years has impacted and could continue to impact our results of operations. However, we believe long-term revenue growth opportunities outside the United States remain significant because other countries are also focused on controlling health care spending while improving the efficiency and quality of care that is delivered, and many of these countries recognize HCIT as an important piece of the solution to these issues.

In summary, we believe the fundamental value proposition of HCIT remains strong. The HCIT industry will likely benefit as health care providers and governments continue to recognize that these solutions and services contribute to safer, more efficient health care.

Cerner Vision and Growth Strategy

For more than 30 years Cerner has been executing its vision to make health care safer and more efficient. We started with the foundation of digitizing paper processes and now offer what we believe to be the most comprehensive array of solutions, services, hardware, and devices to the health care industry. Since our company began, we have been committed to transformational change in the vital task of keeping people well. Now more than ever, our focus is on developing the innovations that will help improve the entire health care system. Ultimately, we believe health care is personal and nothing matters more than our health and our families. As a result, we believe health care is too important to stay the same, and we are focused on changing the way people:

Use and share information

- We empower providers to base decisions on the best clinical evidence.
- We coordinate care across traditionally fragmented health care systems.
- We provide clinical organizations with reliability, flexibility and continuous innovation available through cloud-based intelligence.
- We provide contextually relevant information to the right people at the right time.

Pay for health and care

- We believe IT investment must be matched with innovative payment models that are easier to navigate.
- We are replacing the current, claims-based system with streamlined electronic payments.
- We develop ways to reward people and their providers for proactively achieving positive health goals.

Think about health

- We empower people to actively engage in their health by providing them with a standards-based, lifetime personal health record.
- We are replacing the reactive "sick care" model with a proactive, personalized plan for health.

Our vision has always guided our large investments in research and development, which have created strong levels of organic growth throughout our history. Our proven ability to innovate has led to what we believe to be industry-leading solution and device architectures and an unmatched breadth and depth of solutions and services. We believe these strengths position us well to gain market share in the United States during a period of expected strong demand driven by the HITECH provisions of ARRA and the nation's focus on improving the efficiency and quality of health care. We also have a strong global brand and a presence in more than 25 countries and believe we have a good opportunity to gain market share outside of the United States.

In addition to growth through gaining market share, we have a significant opportunity to grow revenues by expanding our solution footprint in existing clients. There is opportunity to expand penetration of our core solutions, such as EHRs and computerized physician order entry, and increase penetration of our broad range of complementary solutions that can be offered into our existing client base. Examples include women's health, anesthesiology, imaging, clinical process optimization, critical care, medical devices, device connectivity, emergency department, revenue cycle and surgery.

Additionally, we have introduced services in recent years that are targeted at capturing a larger percent of our clients' existing IT spending. These services leverage our proven operational capabilities and the success of our

CernerWorks℠ managed services business, where we have demonstrated the ability to improve our clients' service levels at a cost that is at or below amounts they were previously spending. One of these services is *Cerner ITWorks*℠, a suite of solutions and services that improve the ability of hospital IT departments to meet their organization's needs while also creating a closer alignment between Cerner and our clients. A second example is *Cerner RevWorks*℠, which includes solutions and services to help health care organizations improve their revenue cycle functions.

We have made good progress over the past several years at reducing the total cost of ownership of our solutions, which expands our end market opportunities by allowing us to offer lower-cost, higher-value solutions and services to smaller community hospitals, critical access hospitals and physician practices. For example, our *CommunityWorks*™ offering leverages a shared instance of the *Cerner Millennium* platform across multiple clients, which decreases the total cost of ownership for these clients.

We also expect to drive growth over the course of the next decade through initiatives outside the core HCIT market. For example, we offer clinic, pharmacy, wellness and third-party administrator services directly to employers. These offerings have been shaped by what we have learned from changes we have implemented at Cerner over the past five years. We have removed our third-party administrator and become self-administered, launched an on-site clinic and pharmacy, incorporated biometric measurements for our population, realigned the economic incentives for associates in our health plan, and implemented a data-driven wellness management program. We also had a very successful weight loss competition that led to over 20,000 pounds of weight loss across our associate base. These changes have had a significant impact on the health of our associates and have allowed us to do what all employers want to do - reduce health care costs. We believe incorporating this success into our employer services offerings positions us well in a substantial addressable market of over 8,000 U.S. employers with over 1,000 employees.

As discussed below, another opportunity for future growth, and a significant area of investment for Cerner, is leveraging the vast amounts of data being created as the health care industry is digitized.

Healthe Intent and The New Middle

Over the last several years, we have been focused on developing networks in order to better meet the needs of our clients and the patients they serve. At Cerner, we define a network as a common platform of learning and improvements from which all our clients can benefit.

One area where coordinating information across the fragmented delivery system is gaining traction is our Cerner Network and Health Information Exchange (HIE) offerings, which create better clinical integration and coordination of care by facilitating secure electronic flow of data between hospitals, physician practices, and other stakeholders, regardless of the EHR system being used. At the end of 2011, nearly 100 million clinical and financial transactions were being sent across the network each month.

A key element of our strategy for improving the coordination and quality of care is our *Healthe Intent* platform, a cloud-based platform that we expect to be the basis for many future offerings. The *Healthe Intent* platform is a smart metadata layer that sits above existing EHR systems and is designed to contain data from any EHR along with claims data, medical evidence, and research that can facilitate more proactive care. This design also allows us to "future proof" our clients so they can quickly adapt to the increasing use of quality standards, performance measures and eventually managing the health of populations. We foresee that information management will become an increasing priority for our clients and in the market more widely, and we believe our cloud-based data management solutions and services, our expertise in managing large datasets for research and our access to granular, real-time clinical information puts us in a unique position to innovate at a pace to meet the dynamic requirements ahead. We believe we are quickly approaching an environment where reporting about what has already happened is too late, as the intervention must occur real time, with embedded and proactive decision support.

In 2010, we launched *Healthe Intent Chart Search*, our first solution on the *Healthe Intent* platform, and to date more than 100 clients have signed up to implement this capability. *Healthe Intent Chart Search* leverages knowledge of the clinical meanings of words located within the EHR as well as the context in which those words occur to create algorithms that identify and rank the most important information contextually. This capability allows the physician to efficiently search through a patient's health record and identify relevant information in a matter of seconds. In the coming years, we believe the *Healthe Intent* platform will continue to evolve in sophistication to the point where it can anticipate and determine the clinical intent based on the behavior of the specific user, the history of the patient and the context of prior actions.

The *Healthe Intent* platform also provides the ability to apply sophisticated, statistical algorithms against contextual clinical activity to recommend clinical action. For example, our first national Health Agent is an intelligent mechanism developed in collaboration with clients, which can assist in detecting the conditions that indicate a patient may be developing Sepsis, a potentially fatal condition in which the bloodstream is overwhelmed by bacteria. Nearly 750,000 Americans are affected by Sepsis each year. Client use of this algorithm has resulted in significant reductions in Sepsis mortality rates in our clients' patients, and having this capability deployed in the cloud allows us to demonstrate the speed at which new capabilities and evidence can be deployed to our clients.

As we continue to evolve the *Healthe Intent* platform, we believe it will contribute to major changes in the current health care system. We envision a *New Middle* that will enhance care and reduce friction by facilitating the sharing of relevant clinical and financial information among payers, consumers and providers. In this *New Middle*, consumers would have a personal health record, giving them ready access to information on both the price and quality of the care they receive. This record would have the consumer's complete medical history and a predictive model of future needs based on his or her unique genetic code. Armed with this information, consumers would have financial incentives to focus on controlling chronic conditions and reducing the impact of future maladies.

With more complete patient information, providers could focus on proactive health engagement rather than reactive sick care. Through this *New Middle*, providers could communicate instantly with the rest of the patient's care team, and they would receive immediate point-of-service payments for the delivery of appropriate care rather than waiting weeks or months while claims work through the reimbursement process.

Lastly, we believe the *New Middle* could provide the segments of our society that pay for health care—employers and governments—a health system with less variance, cost and waste while maximizing the quality of care for all of us.

Software Development

We commit significant resources to developing new health information system solutions and services. As of the end of 2011, approximately 2,700 associates were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions were approximately $290.6 million, $284.8 million and $285.2 million during the 2011, 2010 and 2009 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

As discussed above, continued investment in research and development remains a core element of our strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

Sales and Marketing

The markets for Cerner HCIT solutions, health care devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers, governments and public health organizations. The majority of our sales are sales of clinical solutions and services to hospital and health systems, but the *Cerner Millennium* architecture is highly scalable and organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies use our *Cerner Millennium* solutions and services.

As previously discussed, we have focused on reducing the total cost of ownership of our systems, which allows us to be price competitive across the full size and organizational structure range of health care providers. Sales to large health systems typically take approximately nine to 18 months, while the sales cycle is often shorter when selling to smaller hospitals and physician practices. In some instances, the HITECH provisions of ARRA have shortened the sales process due to the timeline required for hospitals to qualify for stimulus incentives.

Our executive marketing management is located at our Innovation Campus in Kansas City, Missouri, while our client representatives are deployed across the United States and globally. In addition to the United States, through our subsidiaries, we have sales associates and/or offices giving us a presence in more than 25 countries.

We support our sales force with technical personnel who perform demonstrations of Cerner solutions and services and assist clients in determining the proper hardware and software configurations. Our primary direct marketing strategy is to generate sales contacts from our existing client base and through presentations at industry seminars and tradeshows. We market the *PowerWorks®* solutions, offered on a subscription basis, directly to the physician practice market using telemarketing, channel partners and through existing acute care clients that are looking to extend Cerner solutions to affiliated physicians. We attend a number of major tradeshows each year and sponsor executive user conferences, which feature industry experts who address the HCIT needs of large health care organizations.

Client Services

Substantially all of Cerner's HCIT software solutions clients enter into software support agreements with us for maintenance and support of their Cerner systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases of the *Cerner* solutions covered by support agreements. Each client has 24-hour access to the client support team located at our world headquarters in North Kansas City, Missouri and our global support organizations in England and Ireland.

Most clients who buy hardware through Cerner also enter into hardware maintenance agreements with us. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, we utilize subcontractors to meet our hardware maintenance obligations. We also offer a set of managed services that include remote hosting, operational management services and disaster recovery.

Backlog

At the end of 2011, we had a contract backlog of approximately $5.4 billion as compared to approximately $4.3 billion at the end of 2010. Such backlog represents system sales and services from signed contracts that have not yet been recognized as revenue. At the end of 2011, we had $81.8 million of contracts receivable compared to $139.9 million at the end of 2010, which represents revenues recognized but not yet billable under the terms of the contract. At the end of 2011, we had a software support and maintenance backlog of approximately $705.7 million as compared to approximately $654.9 million at the end of 2010. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. We estimate that approximately 30 percent of the aggregate backlog at the end of 2011 of $6.1 billion will be recognized as revenue during 2012.

Competition

The market for HCIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal competitors in the health care solutions and services market include: Allscripts Healthcare Solutions, Inc., Computer Programs and Systems, Inc. (CPSI), Epic Systems Corporation, GE Healthcare Technologies, Healthcare Management Systems, Inc. (HMS), Healthland, Inc., Computer Sciences Corporation (iSoft), Keane, Inc., McKesson Corporation, Medical Information Technology, Inc. (Meditech), Siemens Medical Solutions Health Services Corporation, and Quadramed Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services.

Other competitors focus on only a portion of the market that we address. For example, competitors such as Accenture plc, Affiliated Computer Services (ACS), Cap Gemini S. A., Computer Task Group, Inc. (CTGHS), Dell, Inc., Deloitte Consulting LLP, Hewlett-Packard Company, IBM Corporation and maxIT Healthcare LLC offer HCIT services that compete directly with some of our service offerings. AmazingCharts.com, Inc., Athenahealth, Inc., eClinicalWorks LLC, e-MDs, Inc., Greenway Medical Technologies, MED3000, Inc., Quality Systems, Inc., Sevocity (a division of Conceptual MindWorks, Inc.) and Vitera Healthcare Solutions (formerly Sage Software Healthcare LLC) offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market.

Cerner partners with third parties as a reseller of devices and markets its own competing proprietary health care devices. We view our principal competitors in the health care device market to include: API Healthcare, CapsuleTech, Inc., CareFusion Corporation, GE Healthcare Technologies, iSirona, LLC, McKesson Corporation and Omnicell, Inc. We view our principal competitors in the health care revenue cycle transactions market to include: Accretive Health, Inc., Capario, Inc., Emdeon Corporation, McKesson Corporation, MedAssets, Inc., Optum, Inc., SSI Group, Inc. and 3M Company with almost all of these competitors being substantially larger or having more experience and market share than us in their respective markets.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the health care industry may offer competitive software solutions, devices or services. The pace of change in the HCIT market is rapid and there are frequent new software solutions, devices or services introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees (Associates)
At the end of 2011, we employed approximately 9,900 associates worldwide.

Operating Segments
Information about our operating segments, which are geographically based, may be found in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and in Note (18) to the consolidated financial statements.

Executive Officers of the Registrant

The following table sets forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 9, 2012. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	62	Chairman of the Board of Directors, Chief Executive Officer and President
Clifford W. Illig	61	Vice Chairman of the Board of Directors
Marc G. Naughton	56	Executive Vice President and Chief Financial Officer
Michael R. Nill	47	Executive Vice President and Chief Operating Officer
Randy D. Sims	51	Senior Vice President, Chief Legal Officer and Secretary
Jeffrey A. Townsend	48	Executive Vice President and Chief of Staff
Julia M. Wilson	49	Senior Vice President and Chief People Officer
Zane M. Burke	46	Executive Vice President - Client Organization

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson has served as President of the Company since July 2010, a position he also held from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He previously served as Chief Operating Officer of the Company until October 1998 and as President of the Company until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002 and promoted to Executive Vice President in March 2010.

Michael R. Nill joined the Company in November 1996. Since that time he has held several positions in the Technology, Intellectual Property and *CernerWorks* Client Hosting Organizations. He was promoted to Vice President in January 2000, promoted to Senior Vice President in April 2006 and promoted to Executive Vice President and named Chief Engineering Officer in February 2009. Mr. Nill was appointed Chief Operating Officer in May 2011.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer and was promoted to Senior Vice President in March 2011. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he last served as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001, named Chief of Staff in July 2003 and promoted to Executive Vice President in March 2005.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003 and to Senior Vice President in March 2007.

Zane Burke joined the Company in September 1996. Since that time, he has held a variety of client-facing sales, implementation and support roles, including Corporate Controller and Vice President of Finance. He was promoted to President of the Company's West region in 2002 and U.S. General Manager for client relationships in 2007. He was further promoted to Executive Vice President - Client Organization in May 2011.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may incur substantial costs related to product-related liabilities. Many of our software solutions, health care devices or services (including life sciences/research services) are intended for use in collecting, storing and displaying clinical and health care-related information used in the diagnosis and treatment of patients and in related health care settings such as admissions, billing, etc. We attempt to limit by contract our liability; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. We may also be subject to claims that are not covered by contract, such as a claim directly by a patient. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition. Product-related claims, even if not successful, could damage our reputation, cause us to lose existing clients, limit our ability to obtain new clients, divert management's attention from operations, result in significant revenue loss, create potential liabilities for our clients and us and increase insurance and other operational costs.

We may be subject to claims for system errors and warranties. Our software solutions and health care devices are very complex and may contain design, coding or other errors, especially when first introduced. It is not uncommon for HCIT providers to discover errors in software solutions and/or health care devices after their introduction. Our software solutions and health care devices are intended for use in collecting, storing, and displaying clinical and health care-related information used in the diagnosis and treatment of patients and in related health care settings such as admissions, billing, etc. Therefore, users of our software solutions and health care devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Should a client's Cerner software solution and/or health care device fail to meet these warranties or lead to faulty clinical decisions or injury to patients, it could 1) constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or health care device meet these criteria or 2) subject us to claims or litigation by our clients or clinicians or directly by the patient. Additionally, such failures could damage our reputation and could negatively affect future sales. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have invested in reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical (such as multiple overlapping security applications, access control and other countermeasures) and physical security safeguards, and structured our operations to reduce the likelihood of disruptions. Periodic risk assessments are conducted to ensure additional risks are identified and appropriately mitigated. However, complete failure of all local public power and backup generators, impairment of all telecommunications lines, a concerted denial of service cyber-attack, a significant data breach, damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. We offer our clients disaster recovery services for additional fees to protect clients from isolated data center failures, leveraging our multiple data center facilities, however only a small percentage of our hosted clients choose to contract for these services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in significant revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. We rely upon a combination of license agreements, confidentiality policies and procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical security measures to maintain the confidentiality, exclusivity and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights in the United States and abroad. We continue to develop our patent portfolio of United States and global patents, but these patents do not provide comprehensive protection for the wide range of solutions and services offered by us. Despite our protective measures and intellectual property rights, we may not be able to adequately protect against theft, copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of our intellectual property, which could have an adverse effect on our competitive position.

In addition, we are routinely involved in intellectual property infringement or misappropriation claims and we expect this activity to continue or even increase as the number of competitors, patents and patent enforcement organizations in the HCIT market increases, the functionality of our software solutions and services expands, the use of open-source software increases and we enter new geographies and new markets such as health care device innovation, health care transactions and life sciences. These claims, even if not meritorious, are expensive to defend and are often times incapable of prompt resolution. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award, develop alternative technology, obtain a license and/or cease using, selling, offering for sale, licensing, importing, implementing and supporting the solutions, devices and services that violate the intellectual property rights.

We may become subject to legal proceedings that could have a material adverse impact on our financial position and results of operations. From time to time and in the ordinary course of our business, we and certain of our subsidiaries may become involved in various legal proceedings. All such legal proceedings are inherently unpredictable and the outcome can result in excessive verdicts and/or injunctive relief that may affect how we operate our business or we may enter into settlements of claims for monetary damages. Future court decisions and legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

We are subject to risks associated with our non-U.S. operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our non-U.S. operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect non-U.S. sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase non-U.S. market demand for our solutions, devices and services.

Non-U.S. operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing non-U.S. operations
- The impact of global economic conditions
- Effects of sovereign debt conditions, including budgetary constraints
- Unfavorable or volatile foreign currency exchange rates
- Legal compliance costs and/or business risks associated with our global operations where: i) local laws and customs differ from those in the United States or ii) risk is heightened with respect to laws prohibiting improper payments and bribery, including without limitation the U.S. Foreign Corrupt Practices Act and similar regulations in foreign jurisdictions
- Certification, licensing or regulatory requirements

- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support non-U.S. operations and expansion
- Potentially adverse tax consequences and difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner
- Different or additional functionality requirements or preferences
- Trade protection measures
- Export control regulations
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Labor disruptions that may occur in a country
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We currently utilize a non-derivative instrument to hedge our exposure to fluctuations in certain foreign currency exchange rates. This instrument may involve elements of market risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see Item 7A "Quantitative and Qualitative Disclosures about Market Risk." Further, our financial results from non-U.S. operations may be negatively affected if we fail to execute or improperly hedge our exposure to currency fluctuations.

We are subject to tax legislation in numerous countries; tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition. We are a global corporation with a presence in more than 25 countries. As such, we are, or in the future could be, subject to tax laws, regulations and policies of the United States federal, state and local governments and of other country jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as other countries' tax laws and regulations, are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge, which could result in double taxation, penalties and interest payments.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the HCIT, health care devices, health care transactions and life sciences industries and the technical environments in which our solutions, devices and services are needed. Competition for such personnel in our industries is intense in both the United States and abroad. Our failure to attract additional qualified personnel to meet our needs could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. The unexpected loss of key personnel could have a material adverse impact on our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We depend on third party suppliers and our revenue and gross margin could suffer if we fail to manage suppliers properly. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate such third party software, hardware and/or content into or sell or license it in conjunction with our solutions, devices and services. We depend on some of the third party software, hardware and/or content in the operation and delivery of our solutions, devices and services. For instance, we currently depend on Microsoft and IBM technologies for portions of the operational capabilities of our *Millennium* solutions. Our remote hosting business also relies on a single or a limited number of suppliers for certain functions of this business, such as Oracle database technologies, CITRIX technologies and Cisco networking technologies. Additionally, we rely on Hewlett Packard and IBM for our hardware technology platforms.

Most of the third party software licenses we have expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Most of these third party software licenses are non-exclusive; therefore, our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us.

If any of the third party suppliers were to change product offerings, cease actively supporting the technologies, fail to update and enhance the technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, devices and services, and negatively affect our revenue and gross margins.

We intend to continue strategic business acquisitions, which are subject to inherent risks. In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of an acquired business and to maintain uniform standard controls, policies and procedures; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; 8) dilutive issuances of equity securities; and, 9) accounting deficiencies that could arise in connection with, or as a result of, the acquisition of an acquired company, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

We could suffer losses due to asset impairment charges. We test our goodwill for impairment during the second quarter every year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with provisions of ASC 350, *Intangibles – Goodwill and Other.* Declines in business performance or other factors could cause the fair value of a reporting unit to be revised downward and could result in a non-cash impairment charge. This could materially affect our reported net earnings.

The ongoing uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition. Although certain indices and economic data have shown signs of stabilization in the United States and certain global markets, there can be no assurance that these improvements will be broad-based or sustainable, nor is it clear how, if at all, they will affect the markets relevant to us. As a result, our operating results may be impacted by the health of the global economy. Continued adverse economic conditions may lead to slowdowns or declines in client spending which could adversely affect our business and financial performance. Our business and financial performance, including new business bookings and collection of our accounts receivable, may be adversely affected by current and future economic conditions (including a reduction in the availability of credit, higher energy costs, rising interest rates, financial market volatility and lower than expected economic growth) that cause a slowdown or decline in client spending. Reduced purchases by our clients or changes in payment terms could adversely affect our revenue growth and cause a decrease in our cash flow from operations. Bankruptcies or similar events affecting clients may cause us to incur bad debt expense at levels higher than historically experienced. Further, an ongoing global financial crisis may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continues or worsens, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to the Health Care Information Technology, Health Care Device and Health Care Transaction Industry

The health care industry is subject to changing political, economic and regulatory influences. For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the ARRA) (HIPAA) continues to have a direct impact on the health care industry by requiring national provider identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of health care organizations.

Many health care providers are consolidating to create integrated health care delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our solutions and services. As the health care industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of landing new client relationships becomes greater.

The Patient Protection and Affordable Care Act, which was amended by the Health Care and Education Reconciliation Act of 2010, became law in 2010. This comprehensive health care reform legislation included provisions to control health care costs, improve health care quality, and expand access to affordable health insurance. This health care reform legislation could include changes in Medicare and Medicaid payment policies and other health care delivery administrative reforms that could potentially negatively impact our business and the business of our clients. Because the administrative rules implementing health care reform under the legislation have not yet been finalized, the impact of the health care reform legislation on our business is unknown, but there can be no assurances that health care reform legislation will not adversely impact either our operational results or the manner in which we operate our business. Health care industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

The health care industry is highly regulated at the local, state and federal level. The impact of this regulation on us is direct, to the extent that we are ourselves subject to these laws and regulations, and is also indirect because, in a number of situations, even though we may not be directly regulated by specific health care laws and regulations, our solutions and services must be capable of being used by our clients in a way that complies with those laws and regulations. There is a significant and wide-ranging number of regulations both within the United States and abroad, such as regulations in the areas of health care fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data and interoperability standards, that may be directly or indirectly applicable to our operations and relationships or the business practices of our clients.

Health Care Fraud. Federal and state governments continue to enhance regulation of and increase their scrutiny over practices involving health care fraud affecting health care providers whose services are reimbursed by Medicare, Medicaid and other government health care programs. Our health care provider clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state health care programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. Many of the regulations applicable to our clients and that may be applicable to us, including those relating to marketing incentives offered in connection with medical device sales, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to civil and criminal penalties, sanctions or other liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing. The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by federal and state laws. States have differing prescription format requirements, which we have programmed into our solutions. In addition, in November 2005, the Department of Health and Human Services announced regulations by Centers for Medicare and Medicaid Services (CMS) related to "E-Prescribing and the Prescription Drug Program" (E-Prescribing Regulations). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility, benefits inquiries, drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and expensive.

Claims Transmissions. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement, which claims are governed by federal and state laws. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us and we may be excluded from Medicare, Medicaid or other government-funded health care programs. Any investigation or proceeding related to these laws may have a material adverse impact on our results of operations.

Regulation of Medical Devices. The United States Food and Drug Administration (the FDA) has determined that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act (Act) and amendments to the Act. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing activities including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive, and could be subject to unanticipated and significant delays. Further, it is possible that these regulatory agencies may become more active in regulating software and medical devices that are used in health care. If we are unable to obtain the required regulatory approvals for any such solutions or medical devices, our short to long term business plans for these solutions and/or medical devices could be delayed or canceled.

There have been ten FDA inspections at various Cerner sites since 1998. Inspections conducted at our world headquarters in 1999 and 2010, and our prior Houston, Texas facility in 2002, each resulted in the issuance of an FDA Form 483 observation to which we responded promptly. The FDA has taken no further action with respect to the Form 483 observations that were issued in 1999, 2002 and 2010. The remaining seven FDA inspections, including inspections at our world headquarters in 2006 and 2007, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions and devices. The FDA has many enforcement tools including recalls, product corrections, seizures, injunctions, refusal to grant pre-market clearance of products, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information. Federal, state, local and foreign laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security and privacy measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply. Laws in non-U.S. jurisdictions may have similar or even stricter requirements related to the treatment of patient information.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include health care organizations such as our clients, our employer clinic business model and our claims transmission services, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the recently enacted HITECH provisions of ARRA, and associated regulatory requirements, extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we were in most instances already contractually required to ensure compliance with the HIPAA regulations as they pertain to handling of covered client data. However, the extension of these HIPAA obligations to business associates by law has created additional liability risks related to the privacy and security of individually identifiable health information.

Evolving HIPAA and HITECH-related laws or regulations in the U.S. and data privacy and security laws or regulations in non-U.S. jurisdictions could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified health care transactions. We may need to expend additional capital, software development and other resources to modify our solutions and devices to address these evolving data security and privacy issues. Furthermore, our failure to maintain confidentiality of sensitive personal information in accordance with the applicable regulatory requirements could damage our reputation and expose us to breach of contract claims (although we contractually limit liability, when possible and where permitted), fines and penalties.

Interoperability Standards. Our clients are concerned with and often require that our software solutions and health care devices be interoperable with other third party HCIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/or health care devices are not consistent with those standards, we could be forced to incur substantial additional development costs to conform. The Certification Commission for Healthcare Information Technology (CCHIT) has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HCIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements.

ARRA Meaningful Use Program. Various federal, state and non-U.S. government agencies are also developing standards that could become mandatory for systems purchased by these agencies. For example, ARRA requires "meaningful use of certified electronic health record technology" by health care providers in order to receive incentive payments. Regulations have been issued that identify initial standards and implementation specifications and establish the certification standards for qualifying electronic health record technology. Nevertheless, these standards and specifications are subject to interpretation by the entities designated to certify such technology. While a combination of our solutions have been certified as meeting the initial standards for certified health record technology, the regulatory standards to achieve certification will continue to evolve over time. We may incur increased development costs and delays in delivering solutions if we need to upgrade our software and health care devices to be in compliance with these varying and evolving standards. In addition, delays in interpreting these standards may result in postponement or cancellation of our clients' decisions to purchase our solutions. If our software solutions and health care devices are not compliant with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and health care devices, although we do not expect such costs to be significant in relation to the overall development costs for our solutions.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for health care information systems, health care devices and services to the health care industry is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors are set forth above under Part I, Item 1 Competition.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies and others specializing in the health care industry may offer competitive software solutions, devices or services. We face strong competition and often face downward price pressure, which could adversely affect our results of operations or liquidity. Additionally, the pace of change in the health care information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. There are a limited number of hospitals and other health care providers in the United States HCIT market and in recent years, the health care industry has been subject to increasing consolidation. As the industry consolidates, costs fall, technology improves, and market factors continue to compel investment by health care organizations in solutions and services like ours, market saturation in the United States may change the competitive landscape in favor of larger, more diversified competitors with greater scale. If we are unable to recognize these changes in a timely manner, or we are too inflexible to rapidly adjust our business models, our growth ambitions and financial results could be negatively affected materially.

Risks Related to Our Stock

Our quarterly operating results may vary, which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including: variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including demand for our solutions, devices and services, the financial condition of our current and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems, accounting policy changes and other factors described in this section and elsewhere in this report. As a result of health care industry trends and the market for our *Cerner Millennium* solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, additions or amendments to governing federal, state or local regulations, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

Revenue recognized in any quarter may depend upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the project plan could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions, new federal, state or local regulations directly related to our industry or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter.

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, announcements of technological innovations or new services or products by our competitors or us, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, health care reform measures, client relationship developments, economic conditions and changes occurring in the securities markets in general and other factors, many of which are beyond our control. For instance, our quarterly operating results have varied in the past and may continue to vary in future periods, due to a number of reasons including demand for our solutions, devices and services, the financial condition of our current and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems, accounting policy changes and other factors described herein. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, health care devices, other health care solutions and services and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders of which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission (SEC), communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations, plans, goals or predictions of future events or performance, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "guidance" or "estimate" or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our properties consist mainly of owned and leased office and data center facilities.

Our United States corporate world headquarters are located in a Company-owned office park (the Headquarters Campus) in North Kansas City, Missouri. The Headquarters Campus and three other nearby locations, collectively contain approximately 2.22 million gross square feet of useable space situated on 278 acres of land. The Headquarters Campus and the nearby properties primarily house office space, but also include space for other business needs, such as our Healthe Clinic and our Headquarters Campus data centers.

Company owned office space, known as the Innovation Campus, houses associates from our intellectual property organization and consists of 790,000 gross square feet of useable space located in Kansas City, Missouri.

Our Cerner-operated data center facilities, which are used to provide remote hosting, disaster recovery and other services to our clients, are located at the Headquarters Campus and a leased facility in Lee's Summit, Missouri.

As of the end of 2011, we leased additional office space in Beverly Hills and Garden Grove, California; Denver, Colorado; Jacksonville, Florida; Lenexa, Kansas; Waltham, Massachusetts; Minneapolis and Rochester, Minnesota; Columbia, Lee's Summit and Kansas City, Missouri; Durham, North Carolina; Concord, Ohio; and Vienna and Falls Church, Virginia. Globally, we also leased office space in: Brisbane, Sydney and Melbourne, Australia; Toronto, Canada; Santiago, Chile; Cairo, Egypt; London, England; Paris, France; Herzogenrath and Idstein, Germany; Bangalore, India; Dublin, Ireland; Kuala Lumpur, Malaysia; Riyadh, Saudi Arabia; Singapore; Madrid, Spain; Doha, Qatar; and Abu Dhabi and Dubai, United Arab Emirates.

Item 3. Legal Proceedings

We are not a party to and none of our property is subject to any material pending legal proceedings, other than ordinary routine litigation incidental to our business.

Item 4. Removed and Reserved

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on *The NASDAQ Global Select Market*℠ under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2011 and 2010 as reported by *The Nasdaq Stock Market*®.

	2011 (a)			2010 (a)		
	High	Low	Last	High	Low	Last
First Quarter	$ 56.45	$ 47.18	$ 56.45	$ 45.36	$ 37.83	$ 42.87
Second Quarter	62.54	54.46	62.54	45.79	37.50	38.05
Third Quarter	72.88	54.93	68.52	42.52	36.43	42.52
Fourth Quarter	69.97	55.75	61.25	48.08	42.36	47.37

(a) Sales prices have been retroactively adjusted to give effect to the stock split, as further described in Note 1 to the consolidated financial statements.

At February 9, 2012, there were approximately 992 owners of record. To date, we have paid no cash dividends and we do not intend to pay cash dividends in the foreseeable future. We believe it is in the shareholders' best interest for us to reinvest funds in the operation of the business.

In March 2008, our Board of Directors authorized a stock repurchase program for $45 million of our Common Stock. As of December 31, 2011, $17 million remains available under the authorized program. There were no shares purchased by us under the program during the quarter or the year ended December 31, 2011.

The following table provides information with respect to Common Stock purchases by the Company during the fourth fiscal quarter of 2011:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 2, 2011 - October 29, 2011	2,356	$ 69.32	-	-
October 30, 2011 - November 26, 2011	-	-	-	-
November 27, 2011 - December 31, 2011	-	-	-	-
Total	2,356	$ 69.32	-	

(a) All of the shares presented on the table above were originally granted to employees as restricted stock pursuant to our Long-Term Incentive Plan F. The Long-Term Incentive Plan F provides for the withholding of shares to satisfy minimum tax obligations due upon the vesting of restricted stock, and pursuant to the Long-Term Incentive Plan F, the shares reflected above were relinquished by employees in exchange for our agreement to pay federal and state withholding obligations resulting from the vesting of the Company's restricted stock.

See Part III, Item 12 for information relating to securities authorized for issuance under our equity compensation plans.

Item 6. Selected Financial Data

(In thousands, except per share data)	2011	2010	2009	2008	2007
	(1)	(1)(2)	(1)(2)	(1)(2)(3)	(1)(2)(4)(5)(6)
Statement of Earnings Data:					
Revenues	$2,203,153	$1,850,222	$1,671,864	$1,676,028	$1,519,877
Operating earnings	459,798	359,333	292,006	278,885	204,083
Earnings before income taxes	469,694	362,212	292,681	281,431	203,967
Net earnings	306,627	237,272	193,465	188,658	127,125
Earnings per share:					
Basic	1.82	1.44	1.19	1.17	0.80
Diluted	1.76	1.39	1.15	1.13	0.76
Weighted average shares outstanding:					
Basic	168,634	164,916	161,963	161,097	158,790
Diluted	173,867	170,847	167,764	166,869	166,435
Balance Sheet Data:					
Working capital	$1,063,593	$ 840,129	$ 788,232	$ 517,650	$ 530,441
Total assets	3,000,358	2,422,790	2,148,567	1,880,988	1,689,956
Long-term debt, excl. current installments	86,821	67,923	95,506	111,370	177,606
Cerner Corporation stockholders' equity	2,310,681	1,905,297	1,580,678	1,311,009	1,132,428

(1) Includes share-based compensation expense recognized. The impact of including this expense is as follows:

(In thousands except share data)	2011	2010	2009	2008	2007
Total stock-based compensation expense	$ 29,479	$ 24,903	$ 16,842	$ 15,144	$ 16,189
Amount of related income tax benefit	(11,256)	(9,329)	(6,274)	(5,641)	(6,030)
Net impact on earnings	$ 18,223	$ 15,574	$ 10,568	$ 9,503	$ 10,159
Decrease to diluted earnings per share (2)	$ 0.11	$ 0.09	$ 0.06	$ 0.06	$ 0.06

(2) All share and per share data have been retroactively adjusted to give effect to the stock split, as further described in Note 1 to the consolidated financial statements.

(3) Includes expense related to a settlement with a third party provider of software related to the use of the third party's software in our remote hosting business. The settlement included compensation for the use of the software for periods prior to 2008 as well as compensation for licenses of the software for future use for existing and additional clients through January 2009. Of the total settlement amount, we determined that $5.0 million should have been recorded in prior periods, primarily 2005 through 2007. Based on this valuation, 2008 results include an increase of $8.0 million to sales and client service expense, a decrease of $5.0 million to net earnings, and a decrease of $0.03 to diluted earnings per share that are attributable to prior periods.

(4) Includes a $3.1 million tax benefit recorded in 2007 related to periods prior to 2007. The tax benefit relates to the over-expensing of state income taxes, which resulted in an increase to diluted earnings per share of $0.02 in the year ended December 29, 2007.

(5) Includes a research and development write-off related to the *RxStation*® medication dispensing devices. In connection with production and delivery of the *RxStation* medication dispensing devices, we reviewed the accounting treatment for the *RxStation* line of devices and determined that $8.6 million of research and development activities for the *RxStation* medication dispensing devices that should have been expensed was incorrectly capitalized. The impact of this charge is a $5.4 million decrease, net of a $3.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.03 in the year ended December 29, 2007. *$2.1 million of this $5.4 million after tax amount recorded in 2007 related to periods prior to 2007.*

(6) Includes an adjustment to correct the amounts previously reported for the second quarter of 2007 for a previously disclosed out-of-period tax item relating to foreign net operating losses. The effect of this adjustment increases tax expense for the year ended December 29, 2007, by $4.2 million and increases January 1, 2005 retained earnings (Shareholders' Equity) by the same amount.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis (MD&A) is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements (Notes).

Our fiscal year ends on the Saturday closest to December 31. Fiscal years 2011, 2010 and 2009 consisted of 52 weeks and ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively. All references to years in this MD&A represent fiscal years unless otherwise noted.

Management Overview

Our revenues are primarily derived by selling, implementing and supporting software solutions, clinical content, hardware, devices and services that give health care providers secure access to clinical, administrative and financial data in real time, allowing them to improve quality, safety and efficiency in the delivery of health care.

Our fundamental strategy centers on creating organic growth by investing in research and development (R&D) to create solutions and services for the health care industry. This strategy has driven strong growth over the long-term, as reflected in five- and ten-year compound annual revenue growth rates of 10% or more. This growth has also created an important strategic footprint in health care, with Cerner solutions licensed by approximately 9,300 facilities around the world, including more than 2,650 hospitals; 3,750 physician practices; 40,000 physicians; 500 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 800 home health facilities; 40 employer sites and 1,600 retail pharmacies. Selling additional solutions back into this client base is an important element of our future revenue growth. We are also focused on driving growth through market share expansion by strategically aligning with health care providers that have not yet selected a supplier and by displacing competitors in health care settings that are looking to replace their current supplier.

We expect to drive growth through new initiatives and services that reflect our ongoing ability to innovate and expand our reach into health care. Examples of these include our *CareAware*® health care device architecture and devices, *Cerner* Healthe™ employer services, *Cerner ITWorks*℠ services, *Cerner RevWorks*℠ services, and solutions on our *Healthe Intent* platform. Finally, we believe there is significant opportunity for growth outside of the United States, with many non-U.S. markets focused on HCIT as part of their strategy to improve the quality and lower the cost of health care.

Beyond our strategy for driving revenue growth, we are also focused on earnings growth. Similar to our history of growing revenue, our net earnings have increased at compound annual rates of more than 20% over the most recent five- and ten-year periods. We expect to drive continued earnings growth through ongoing revenue growth coupled with margin expansion, which we expect to achieve through efficiencies in our implementation and operational processes and by leveraging R&D investments and controlling general and administrative expenses.

We are also focused on continuing to deliver strong levels of cash flow, which we expect to do by continuing to grow earnings and prudently managing capital expenditures.

Results Overview

The Company delivered strong levels of bookings, revenues, earnings and cash flows in 2011.

New business bookings revenue in 2011, which reflects the value of executed contracts for software, hardware, professional services and managed services, was $2.7 billion, which is an increase of 37% compared to $2.0 billion in 2010. Our 2011 revenues increased 19% to $2.2 billion compared to $1.9 billion in 2010. The year-over-year increase in revenue reflects improved economic conditions and demand driven by the stimulus incentives. As discussed in the "Health Care and Health Care IT Industry" under Part 1, Item 1, we believe the HITECH incentives and the nation's focus on improving the efficiency and quality of health care will create a period of increased HCIT demand in the United States.

Our 2011 net earnings increased 29% to $306.6 million compared to $237.3 million in 2010. Diluted earnings per share increased 27% to $1.76 compared to $1.39 in 2010. The 2011 and 2010 net earnings and diluted earnings per share reflect the impact of stock-based compensation expense. The effect of these expenses reduced the 2011 net earnings and diluted earnings per share by $18.2 million and $0.11, and the 2010 earnings and diluted earnings per share by $15.6 million and $0.09, respectively. The growth in net earnings and diluted earnings per share was driven primarily by strong revenue growth and continued progress with our margin expansion initiatives, including efficiencies in our implementation and operational processes, leveraging R&D investments and controlling general and administrative expenses. With our full-year 2011 operating margin at 20.9%, we achieved our long term goal of 20% operating margins in 2011.

We had cash collections of receivables of $2.2 billion in 2011 compared to $1.9 billion in 2010. Days sales outstanding decreased to 83 days for the 2011 fourth quarter compared to 87 days for the 2011 third quarter and the 2010 fourth quarter, reflecting an improvement in cash collections. Operating cash flows for 2011 were strong at $546.3 million compared to $456.4 million in 2010, with the growth driven by cash collections from clients.

Health Care Information Technology Market Outlook

We have provided a detailed assessment of the health care information technology market under "Health Care and Health Care IT Industry" in Part I, Item 1.

Results of Operations

Fiscal Year 2011 Compared to Fiscal Year 2010

(In thousands)	2011	*% of Revenue*	2010	*% of Revenue*	% Change
Revenues					
System sales	$ 706,714	32%	$ 550,792	30%	28%
Support and maintenance	550,554	25%	517,494	28%	6%
Services	901,193	41%	749,483	40%	20%
Reimbursed travel	44,692	2%	32,453	2%	38%
Total revenues	2,203,153	100%	1,850,222	100%	19%
Costs of revenue					
Costs of revenue	441,672	20%	320,356	17%	38%
Total margin	*1,761,481*	*80%*	*1,529,866*	*83%*	*15%*
Operating expenses					
Sales and client	869,962	39%	767,152	42%	13%
Software development	286,801	13%	272,851	15%	5%
General and administrative	144,920	7%	130,530	7%	11%
Total operating expenses	1,301,683	59%	1,170,533	64%	11%
Total costs and expenses	1,743,355	79%	1,490,889	81%	17%
Operating earnings	459,798	21%	359,333	19%	28%
Interest income (expense), net	9,850		3,439		
Other income (expense), net	46		(560)		
Income taxes	(163,067)		(124,940)		
Net earnings	$ 306,627		$ 237,272		29%

Revenues & Backlog

Revenues increased 19% to $2.2 billion in 2011, as compared to $1.9 billion in 2010.

- System sales, which include revenues from the sale of licensed software, software as a service, technology resale (hardware, devices and sublicensed software), deployment period licensed software upgrade rights, installation fees, transaction processing, and subscriptions, increased 28% to $706.7 million in 2011 from $550.8 million in 2010. The increase in system sales was driven by strong increases in licensed software, technology resale, and subscriptions.

- Support and maintenance revenues increased 6% to $550.6 million in 2011 compared to $517.5 million in 2010. This increase is attributable to continued success at selling *Cerner Millennium* applications and implementing them at client sites. We expect support and maintenance revenues will continue to grow as the base of installed *Cerner Millennium* systems grow.

- Services revenue, which includes professional services, excluding installation, and managed services, increased 20% to $901.2 million in 2011 compared to $749.5 million in 2010. This increase was driven by growth in *CernerWorks*[SM] managed services as a result of continued demand for our hosting services and an increase in professional services due to increased implementation activities and growth in Cerner *ITWorks* services.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 26% in 2011 compared to 2010. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services and *ITWorks* bookings that typically have longer contract terms.

A summary of our total backlog for 2011 and 2010 follows:

(In thousands)	2011	2010
Contract backlog	$ 5,401,427	$ 4,285,267
Support and maintenance backlog	705,744	654,913
Total backlog	$ 6,107,171	$ 4,940,180

Costs of Revenue

Cost of revenues was 20% of total revenues in 2011, as compared to 17% of total revenues in 2010. The higher cost of revenues as a percent of revenue was primarily driven by a higher mix of technology resale, which carries a higher cost of revenue, and a slightly higher level of third party consulting costs. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, and computer hardware, devices and sublicensed software purchased from manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, devices, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. Costs of revenues does not include the costs of our client service personnel who are responsible for delivering our service offerings or any other internal costs of revenue; rather, such costs are included in sales and client service expense.

Operating Expenses

Total operating expenses increased 11% in 2011 to $1.3 billion as compared to $1.2 billion in 2010.

- Sales and client service expenses as a percent of total revenues were 39% in 2011, as compared to 42% in 2010. These expenses increased 13% to $870.0 million in 2011, from $767.2 million in 2010. Sales and client service expenses include salaries of sales and client service personnel, depreciation and other expenses associated with our *CernerWorks* managed service business, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The increase in these expenses was primarily attributable to growth in the managed services business and a higher level of professional services expenses. The decrease as a percent of revenue reflects ongoing efficiencies in our implementation and operational processes.

- Software development expenses as a percent of revenue were 13% in 2011, as compared to 15% in 2010. These expenses increased 5% in 2011 to $286.8 million, from $272.9 million in 2010. Expenditures for software development in 2011 reflect continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new growth initiatives. Although these expenses increased in 2011, the reduction as a percent of revenue reflects our ongoing efforts to control spending relative to revenue growth. Because of the strong platform we have built, we are able to continue advancing our solutions and investing in new solutions without large increases in spending. A summary of our total software development expense in 2011 and 2010 is as follows:

(In thousands)	For the Years Ended 2011		2010
Software development costs	$ 290,645	$	284,836
Capitalized software costs	(81,417)		(79,631)
Capitalized costs related to share-based payments	(1,525)		(1,348)
Amortization of capitalized software costs	79,098		68,994
Total software development expense	$ 286,801	$	272,851

- General and administrative expenses as a percent of total revenues were 7% in 2011 and 2010. These expenses increased 11% to $144.9 million in 2011 from $130.5 million in 2010. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. An increase in corporate personnel costs accounted for the majority of the overall increase in general and administrative expenses, as we have increased such personnel to support our overall revenue growth.

Non-Operating Items

- Net interest income was $9.9 million in 2011, compared with net interest income of $3.4 million in 2010. Interest income increased to $15.2 million in 2011 from $10.3 million in 2010, due primarily to growth in investments and related increase in investment returns. Interest expense decreased to $5.3 million in 2011 from $6.9 million in 2010, due to payments on our long-term debt.

- Our effective tax rate was 35% in 2011, as compared to 34% in 2010. The increase is attributable to the mix of domestic and foreign earnings.

Operations by Segment

We have two operating segments, Domestic and Global. The Domestic segment includes revenue contributions and expenditures associated with business activity in the United States. The Global segment includes revenue contributions and expenditures linked to business activity in Argentina, Aruba, Australia, Austria, Canada, Cayman Islands, Chile, China (Hong Kong), Egypt, England, France, Germany, Guam, India, Ireland, Italy, Japan, Malaysia, Morocco, Puerto Rico, Qatar, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

The following table presents a summary of our operating segment information for the years ended 2011 and 2010:

(In thousands)	2011	*% of Revenue*	2010	*% of Revenue*	% Change
Domestic Segment					
Revenues	$ 1,894,454	*100%*	$ 1,562,563	*100%*	21%
Costs of revenue	387,466	*20%*	272,385	*17%*	42%
Operating expenses	439,465	*23%*	417,181	*27%*	5%
Total costs and expenses	826,931	*44%*	689,566	*44%*	20%
Domestic operating earnings	1,067,523	*56%*	872,997	*56%*	22%
Global Segment					
Revenues	308,699	*100%*	287,659	*100%*	7%
Costs of revenue	54,206	*18%*	47,971	*17%*	13%
Operating expenses	126,997	*41%*	124,546	*43%*	2%
Total costs and expenses	181,203	*59%*	172,517	*60%*	5%
Global operating earnings	127,496	*41%*	115,142	*40%*	11%
Other, net	(735,221)		(628,806)		17%
Consolidated operating earnings	$ 459,798		$ 359,333		28%

Domestic Segment

- Revenues increased 21% to $1.9 billion in 2011 from $1.6 billion in 2010. This increase was driven by growth across all business models, with particular strength in licensed software, technology resale, professional services and managed services.

- Cost of revenues increased to 20% of revenues in 2011, compared to 17% in 2010. The higher cost of revenues as a percent of revenue was primarily driven by a higher mix of technology resale, which carries a high cost of revenue, and an increase in third party consulting costs.

- Operating expenses increased 5% to $439.5 million in 2011, from $417.2 million in 2010, due primarily to growth in managed services and professional services expense.

Global Segment

- Revenues increased 7% to $308.7 million in 2011 from $287.7 million in 2010. Global revenues increased due to an increase in licensed software and managed services revenue, which was partially offset by a decrease in professional services and technology resale revenue. The global comparisons were also impacted by a change in certain contract accounting estimates during the first quarter of 2010.

- Cost of revenues was 18% and 17% of revenues in 2011 and 2010, respectively. The higher cost of revenues in 2011 was primarily driven by an increase in third party professional services costs.

- Operating expenses increased 2% to $127.0 million in 2011, from $124.5 million in 2010, primarily to support our revenue growth.

Other, net

Operating results not attributed to an operating segment include expenses, such as software development, marketing, general and administrative, stock-based compensation and depreciation. These expenses increased 17% to $735.2 million in 2011 from $628.8 million in 2010. This increase was primarily due to increased costs in software development, increased corporate and development personnel costs, increased stock compensation costs, and growth in other professional services.

Fiscal Year 2010 Compared to Fiscal Year 2009

(In thousands)	2010	*% of Revenue*	2009	*% of Revenue*	% Change
Revenues					
System sales	$ 550,792	*30%*	$ 504,561	*30%*	9%
Support and maintenance	517,494	*28%*	493,193	*29%*	5%
Services	749,483	*40%*	643,678	*39%*	16%
Reimbursed travel	32,453	*2%*	30,432	*2%*	7%
Total revenues	1,850,222	*100%*	1,671,864	*100%*	11%
Costs of revenue					
Costs of revenue	320,356	*17%*	281,198	*17%*	14%
Total margin	*1,529,866*	*83%*	*1,390,666*	*83%*	*10%*
Operating expenses					
Sales and client	767,152	*42%*	700,639	*42%*	9%
Software development	272,851	*15%*	271,051	*16%*	1%
General and administrative	130,530	*7%*	126,970	*8%*	3%
Total operating expenses	1,170,533	*64%*	1,098,660	*66%*	7%
Total costs and expenses	1,490,889	*81%*	1,379,858	*83%*	8%
Operating earnings	359,333	*19%*	292,006	*17%*	23%
Interest income (expense), net	3,439		308		
Other income (expense), net	(560)		367		
Income taxes	(124,940)		(99,216)		
Net earnings	$ 237,272		$ 193,465		23%

Revenues & Backlog

Revenues increased 11% to $1.9 billion in 2010, compared to $1.7 billion in 2009.

- System sales increased 9% to $550.8 million in 2010 from $504.6 million in 2009. The increase in system sales was driven by a strong increase in licensed software and technology resale.

- Support and maintenance revenues increased 5% to $517.5 million in 2010 compared to $493.2 million in 2009. This increase was attributable to continued success at selling *Cerner Millennium* applications and implementing them at client sites.

- Services revenue increased 16% to $749.5 million in 2010 compared to $643.7 million in 2009. This increase was driven by growth in *CernerWorks*[SM] managed services as a result of continued demand for our hosting services and an increase in professional services due to increased implementation activities.

Contract backlog increased 19% in 2010 compared to 2009. This increase was driven by growth in new business bookings during 2010, including continued strong levels of managed services bookings that typically have longer contract terms.

A summary of our total backlog for 2010 and 2009 follows:

(In thousands)	2010	2009
Contract backlog	$ 4,285,267	$ 3,591,026
Support and maintenance backlog	654,913	620,616
Total backlog	$ 4,940,180	$ 4,211,642

Costs of Revenue

Cost of revenues remained flat at 17% of total revenues in 2010 and 2009.

Operating Expenses

Total operating expenses increased 7% in 2010 to $1.2 billion as compared to $1.1 billion in 2009.

- Sales and client service expenses as a percent of total revenues were 42% in 2010 and 2009. These expenses increased 9% to $767.2 million in 2010, from $700.6 million in 2009. The increase was primarily attributable to growth in the managed services business, a higher level of professional services expenses and an increase in bad debt expense.

- Software development expenses as a percent of revenue were 15% in 2010, as compared to 16% in 2009. These expenses increased 1% in 2010 to $272.9 million, from $271.1 million in 2009. Expenditures for software development in 2010 reflect continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new growth initiatives. Although these expenses increased in 2010, the reduction as a percent of revenue reflects our ongoing efforts to control spending relative to revenue growth. A summary of our total software development expense in 2010 and 2009 is as follows:

	For the Years Ended	
(In thousands)	2010	2009
Software development costs	$ 284,836	$ 285,187
Capitalized software costs	(79,631)	(76,876)
Capitalized costs related to share-based payments	(1,348)	(871)
Amortization of capitalized software costs	68,994	63,611
Total software development expense	$ 272,851	$ 271,051

- General and administrative expenses as a percent of total revenues were 7% in 2010, as compared to 8% in 2009. These expenses increased 3% to $130.5 million in 2010 from $127.0 million in 2009. The overall increase in general and administrative expenses was driven by a net transaction loss on foreign currency of $0.9 million in 2010 compared to a gain of $4.0 million in 2009. Additionally, increased corporate personnel costs were offset by a decrease in amortization expense driven by certain intangible assets being fully amortized at the end of 2009.

Non-Operating Items

- Net interest income was $3.4 million in 2010, compared with net interest income of $0.3 million in 2009. Interest income increased to $10.3 million in 2010 from $8.8 million in 2009, due primarily to growth in investments and an increase in investment returns. Interest expense decreased to $6.9 million in 2010 from $8.5 million in 2009, due to payments on our long-term debt.

- Our effective tax rate was 34% in 2010 and 2009. There were no material changes impacting the effective tax rate between 2010 and 2009.

Operations by Segment

We have two operating segments, Domestic and Global. The Domestic segment includes revenue contributions and expenditures associated with business activity in the United States. The Global segment includes revenue contributions and expenditures linked to business activity in Aruba, Australia, Austria, Belgium, Canada, Cayman Islands, Chile, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

The following table presents a summary of our operating segment information for the years ended 2010 and 2009:

(In thousands)	**2010**	***% of Revenue***	**2009**	***% of Revenue***	**% Change**
Domestic Segment					
Revenues	$ 1,562,563	*100%*	$ 1,398,715	*100%*	12%
Costs of revenue	272,385	*17%*	240,847	*17%*	13%
Operating expenses	417,181	*27%*	372,370	*27%*	12%
Total costs and expenses	689,566	*44%*	613,217	*44%*	12%
Domestic operating earnings	872,997	*56%*	785,498	*56%*	11%
Global Segment					
Revenues	287,659	*100%*	273,149	*100%*	5%
Costs of revenue	47,971	*17%*	40,351	*15%*	19%
Operating expenses	124,546	*43%*	130,256	*48%*	-4%
Total costs and expenses	172,517	*60%*	170,607	*62%*	1%
Global operating earnings	115,142	*40%*	102,542	*38%*	12%
Other, net	(628,806)		(596,034)		5%
Consolidated operating earnings	$ 359,333		$ 292,006		23%

Domestic Segment

- Revenues increased 12% to $1.6 billion in 2010 from $1.4 billion in 2009. This increase was driven by growth across all lines of business with the strongest growth in licensed software, managed services and professional services.

- Cost of revenues remained flat at 17% of revenues in both 2010 and 2009.

- Operating expenses increased 12% to $417.2 million in 2010, from $372.4 million in 2009, due primarily to growth in managed services expense, professional services expense and bad debt expense.

Global Segment

- Revenues increased 5% to $287.7 million in 2010 from $273.1 million in 2009. This increase was driven by improved licensed software, technology resale and support revenue, mostly from United Kingdom and the Middle East region, slightly offset by a decline from France. A change in estimates for certain contracts that rely on estimates as part of contract accounting also contributed to the increase.

- Cost of revenues was 17% and 15% of revenues in 2010 and 2009, respectively. The higher cost of revenues in 2010 was driven by the increase in technology resale, which carries a higher cost of revenue.

- Operating expenses decreased 4% to $124.5 million in 2010, from $130.3 million in 2009, primarily due to a decrease in personnel-related professional services expense, partially offset by an increase in bad debt expense.

Other, net

Operating results not attributed to an operating segment include expenses, such as software development, marketing, general and administrative, stock-based compensation and depreciation. These expenses increased 5% to $628.8 million in 2010 from $596.0 million in 2009. This increase was primarily due to growth in corporate and development personnel costs, stock compensation cost and foreign currency transaction gains and losses.

Liquidity and Capital Resources

Our liquidity is influenced by many factors, including the amount and timing of our revenues, our cash collections from our clients, and the amount we invest in software development, acquisitions and capital expenditures.

Our principal sources of liquidity are our cash, cash equivalents, which consist of money market funds, time deposits and bonds with original maturities of less than 90 days and short-term investments. At the end of 2011, we had cash and cash equivalents of $243.1 million and short-term investments of $531.6 million, as compared to cash and cash equivalents of $214.5 million and short-term investments of $356.5 million at the end of 2010.

Approximately 19% of our aggregate cash, cash equivalents, and short-term investments at December 31, 2011, were held outside of the United States. As a part of our business strategy, we plan to indefinitely reinvest the earnings of our foreign operations; however, should the earnings of our foreign operations be repatriated, we would accrue and pay tax on such earnings, which may be material.

Additionally, we maintain a multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends and contains certain net worth, current ratio and fixed charge coverage covenants, which as of the end of 2011, we were in compliance with. As of the end of 2011, we had no outstanding borrowings under this agreement; however, we had $16.8 million of outstanding letters of credit, which reduced our available borrowing capacity to $73.2 million.

We believe that our present cash position, together with cash generated from operations, short-term investments and, if necessary, our available line of credit, will be sufficient to meet anticipated cash requirements during 2012.

The following table provides details about our cash flows in 2011, 2010 and 2009:

	For the Years Ended		
(In thousands)	**2011**	**2010**	**2009**
Cash flows from operating activities	$ 546,294	$ 456,444	$ 347,291
Cash flows from investing activities	(565,091)	(520,896)	(394,321)
Cash flows from financing activities	48,853	34,841	16,770
Effect of exchange rate changes on cash	(1,421)	2,399	1,489
Total change in cash and cash equivalents	28,635	(27,212)	(28,771)
Cash and cash equivalents at beginning of period	214,511	241,723	270,494
Cash and cash equivalents at end of period	$ 243,146	$ 214,511	$ 241,723
Free cash flow (non-GAAP)	$ 358,557	$ 273,154	$ 138,279

Cash Flows from Operating Activities

	For the Years Ended		
(In thousands)	**2011**	**2010**	**2009**
Cash collections from clients	$ 2,211,361	$ 1,900,145	$ 1,780,127
Cash paid to employees and suppliers and other	(1,543,414)	(1,315,077)	(1,377,139)
Cash paid for interest	(5,786)	(6,887)	(8,583)
Cash paid for taxes, net of refund	(115,867)	(121,737)	(47,114)
Total cash from operations	$ 546,294	$ 456,444	$ 347,291

Cash flows from operations increased $89.9 million in 2011 compared to 2010 and $109.2 million in 2010 compared to 2009 primarily due to increased cash collections from clients. During 2011, 2010 and 2009, we received total client cash collections of $2.21 billion, $1.90 billion and $1.78 billion, respectively, of which approximately 3%, 4% and 3%, respectively, were received from third party client financing arrangements and non-recourse payment assignments. Days sales outstanding decreased to 83 days for the 2011 fourth quarter compared to 87 days for the 2011 third quarter and the 2010 fourth quarter, reflecting our improved cash collections. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 6% in 2011 and 5% in 2010, and we expect these revenues to continue to grow as the base of installed *Cerner Millennium* systems grows.

Cash Flows from Investing Activities

	For the Years Ended		
(In thousands)	**2011**	**2010**	**2009**
Capital purchases	$ (104,795)	$ (102,311)	$ (131,265)
Capitalized software development costs	(82,942)	(80,979)	(77,747)
Purchases of investments, net of maturities	(291,393)	(312,340)	(169,295)
Other, net	(85,961)	(25,266)	(16,014)
Total cash flows from investing activities	$ (565,091)	$ (520,896)	$ (394,321)

Cash flows from investing activities consist primarily of capital spending and our short-term investment activities. Capital spending consists of capitalized equipment purchases primarily to support growth in our *CernerWorks* managed services business, building and improvement purchases to support our facilities requirements and capitalized spending to support our ongoing software development initiatives. Capital spending in 2012 is expected to increase from our 2011 levels; however, we still expect strong levels of free cash flow.

Short-term investment activity consists of the investment of cash generated by our business in excess of what is necessary to fund operations. We expect to continue such short-term investment activity in 2012 as we expect strong levels of free cash flow.

In addition, during 2011 we completed our acquisitions of Resource Systems, Inc. and Clairvia, Inc. for approximately $28.1 million and $37.2 million, net of cash acquired, respectively. During 2010, we completed our acquisition of IMC Health Care, Inc. for approximately $14.5 million, net of cash acquired. We expect to continue seeking and completing strategic business acquisitions that are complementary to our business.

Cash Flows from Financing Activities

(In thousands)	For the Years Ended 2011	2010	2009
Repayment of long-term debt	$ (25,701)	$ (27,625)	$ (32,352)
Cash from option exercises (incl. excess tax benefits)	75,333	60,950	47,234
Other, net	(779)	1,516	1,888
Total cash flows from financing activities	$ 48,853	$ 34,841	$ 16,770

Our primary financing obligations are long-term debt repayments. In the fourth quarter of 2009, we commenced payment on the first of seven equal annual installments on our 5.54% Great Britain Pound denominated Note Agreement, as well as on the first of four equal annual installments on our 6.42% Series B Senior Notes. Based on debts currently outstanding and current exchange rates, we expect our debt repayments to equal $24.3 million in 2012 and $14.4 million per year from 2013 through 2015.

Cash inflows from stock option exercises are dependent on a number of factors, including the price of our common stock, grant activity under our stock option and equity plans, and overall market volatility. We expect cash inflows from stock option exercises to continue in 2012 based on the number of exercisable options at the end of 2011 and our current stock price.

Free Cash Flow

(In thousands)	For the Years Ended 2011	2010	2009
Cash flows from operating activities (GAAP)	$ 546,294	$ 456,444	$ 347,291
Capital purchases	(104,795)	(102,311)	(131,265)
Capitalized software development costs	(82,942)	(80,979)	(77,747)
Free cash flow (non-GAAP)	$ 358,557	$ 273,154	$ 138,279

Free Cash Flow increased $85.4 million in 2011 as compared to 2010, which we believe reflects continued strengthening of our earnings quality. Free Cash Flow is a non-GAAP financial measure used by management along with GAAP results to analyze our earnings quality and overall cash generation of the business. The presentation of Free Cash Flow is not meant to be considered in isolation, as a substitute for, or superior to, GAAP results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Free Cash Flow may also be different from similar non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe Free Cash Flow is important to enable investors to better understand and evaluate our ongoing operating results and allows for greater transparency in the review of our overall financial, operational and economic performance because free cash flow takes into account the capital expenditures necessary to operate our business.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements

The following table represents a summary of our contractual obligations and commercial commitments at the end of 2011, except short-term purchase order commitments arising in the ordinary course of business.

	Payments due by period						
(In thousands)	**2012**	**2013**	**2014**	**2015**	**2016**	**2017 and thereafter**	**Total**
Balance sheet obligations[(a)]:							
Long-term debt obligations	$24,286	$14,421	$14,421	$14,420	$ -	$ -	$ 67,548
Interest on long-term debt	3,822	2,397	1,598	798	-	-	8,615
Capital lease obligations	15,436	12,742	11,829	11,858	7,130	-	58,995
Interest on capital lease obligations	1,787	1,363	936	720	555	-	5,361
Off balance sheet obligations:							
Operating lease obligations	23,807	22,141	18,701	12,896	8,249	46,232	132,026
Purchase obligations	16,167	19,010	7,513	3,411	198	8,299	54,598
Total	$85,305	$72,074	$54,998	$44,103	$16,132	$ 54,531	$327,143

(a) At the end of 2011, liabilities for unrecognized tax benefits were $14.6 million. It is reasonably possible that these unrecognized tax benefits will decrease by $9.0 million to $12.0 million in the next 12 months as the result of the settlement of ongoing tax audits.

We have no off balance sheet arrangements as defined in Regulation S-K. The effects of inflation on our business during 2011, 2010 and 2009 were not significant.

Recent Accounting Pronouncements

Refer to Note (1) of the notes to consolidated financial statements for information regarding recently issued accounting pronouncements.

Critical Accounting Policies

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving our judgments and estimates. These significant accounting policies relate to revenue recognition, software development, potential impairments of goodwill, and income taxes. These policies and our procedures related to these policies are described in detail below and under specific areas within this MD&A. In addition, Note (1) to the consolidated financial statements expands upon discussion of our accounting policies.

Revenue Recognition

We recognize revenue within our multiple element arrangements, including software and software-related services, using the residual method. Key factors in our revenue recognition model are our assessments that installation services are essential to the functionality of our software whereas implementation services are not; and the length of time it takes for us to achieve the delivery and installation milestones for our licensed software.

If our business model were to change such that implementation services are deemed to be essential to the functionality of our software, the period of time over which our licensed software revenue would be recognized would lengthen. We generally recognize revenue from the sale of our licensed software over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Generally, both milestones are achieved in the quarter the contracts are executed. If the period of time to achieve our delivery and installation milestones for our licensed software were to lengthen, our milestones would be adjusted and the timing of revenue recognition for our licensed software could materially change.

We also recognize revenue for certain projects using the percentage of completion method. Our revenue recognition is dependent upon our ability to reliably estimate the direct labor hours to complete a project which generally can span several years. We utilize our historical project experience and detailed planning process as a basis for our future estimates to complete current projects. Significant delays in completion of the projects, unforeseen cost increases or penalties could result in significant reductions to revenue and margins on these contracts. The actual project results can be significantly different from the estimated results. When adjustments are identified near or at the end of a project, the full impact of the change in estimate is recognized in that period. This can result in a material impact on our results for a single reporting period.

Software Development Costs
Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when we determine that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value.

Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the recovery of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect this trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired.

Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. We are amortizing capitalized costs over five years. The five-year period over which capitalized software development costs are amortized is an estimate based upon our forecast of a reasonable useful life for the capitalized costs. Historically, use of our software programs by our clients has exceeded five years and is capable of being used a decade or more.

We expect that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the health care industry may offer competitive products or services. The pace of change in the HCIT market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Goodwill
Goodwill is not amortized but is evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an annual impairment test based on fair value. We assess goodwill for impairment in the second quarter of each fiscal year and evaluate impairment indicators at each quarter end. We assessed our goodwill for impairment in the second quarters of 2011 and 2010 and concluded that goodwill was not impaired. In each respective year, the fair values of each of our reporting units exceeded their carrying amounts by a significant margin. We used a discounted cash flow analysis utilizing Level 3 inputs, to determine the fair value of the reporting units for all periods. Goodwill amounted to $211.8 million and

$161.4 million at the end of 2011 and 2010, respectively. If future anticipated cash flows from our reporting units that recognized goodwill do not materialize as expected, our goodwill could be impaired, which could result in significant charges to earnings.

Income Taxes

We make a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdictions in which we operate as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions, business structures and future projected profitability of our businesses based on our interpretation of existing facts and circumstances. If these assumptions and estimates were to change as a result of new evidence or changes in circumstances, the change in estimate could result in a material adjustment to the consolidated financial statements.

We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosure contained herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use a foreign-currency denominated debt instrument to reduce our foreign currency exposure in the U.K. As of the end of 2011, we designated all of our Great Britain Pound (GBP) denominated long-term debt (37.1 million GBP) as a net investment hedge of our U.K. operations. Because the borrowing is denominated in pounds, we are exposed to movements in the foreign currency exchange rate between the U.S. dollar (USD) and the GPB. We estimate that a hypothetical 10% change in the foreign currency exchange rate between the USD and GBP would have impacted the unrealized loss, net of related income tax effects, of the net investment hedge recognized in other comprehensive income in 2011 by approximately $3.6 million. Please refer to Notes (9) and (10) to the Consolidated Financial Statements for a more detailed discussion of the foreign-currency denominated debt instrument.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

N/A

Item 9.A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report (the Evaluation Date). They have concluded that, as of the Evaluation Date and based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

b) There were no changes in the Company's internal controls over financial reporting during the three months ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c) The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. The Company's management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm."

Item 9.B. Other Information

N/A

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 10 by reference. The information required by this Item 10 regarding Family Relationships between our Executive Officers will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof. The names of our executive officers and their ages, titles and biographies are incorporated by reference under the caption "Executive Officers of the Registrant" under Part I above.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and insider participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012 and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 12 by reference.

The following table provides information about our common stock that may be issued under our equity compensation plans as of December 31, 2011:

Plan Category	Securities to be issued upon exercise of outstanding options and rights (1)	Weighted average exercise price per share (2)	Securities available for future issuance
Equity compensation plans approved by security holders (3)	13,163,070	$ 23.78	9,674,292
Equity compensation plans not approved by security holders	-	-	-
Total	13,163,070		9,674,292

(1) Includes grants of stock options, time-based and performance-based restricted stock.

(2) Includes weighted-average exercise price of outstanding stock options only.

(3) Includes the Stock Option Plan D, Stock Option Plan E, 2001 Long-Term Incentive Plan F, 2004 Long-Term Incentive Plan G and 2011 Omnibus Equity Incentive Plan. As of December 31, 2011, all new grants are to be made under the 2011 Omnibus Equity Incentive Plan, as the previous plans are no longer active.

All other information required by this Item is incorporated by reference from the Proxy Statement under the section entitled "Principal Security Ownership and Certain Beneficial Owners."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Meetings of the Board and Committees" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2012 Annual Shareholders' Meeting scheduled to be held May 18, 2012, and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
As of December 31, 2011 and January 1, 2011

Consolidated Statements of Operations -
Years Ended December 31, 2011, January 1, 2011, and January 2, 2010

Consolidated Statements of Cash Flows -
Years Ended December 31, 2011, January 1, 2011, and January 2, 2010

Consolidated Statements of Changes in Shareholders' Equity -
Years Ended December 31, 2011, January 1, 2011, and January 2, 2010

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended December 31, 2011 are included herein:

Schedule II - Valuation and Qualifying Accounts, Report of Independent Registered Public Accounting Firm

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) See the Index to Exhibits immediately following the signature page of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Date: February 15, 2012

By:/s/Neal L. Patterson
Neal L. Patterson
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 15, 2012
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	February 15, 2012
/s/Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2012
/s/Michael R. Battaglioli Michael R. Battaglioli, Vice President and Chief Accounting Officer	February 15, 2012
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	February 15, 2012
/s/Denis A. Cortese, M.D. Denis A. Cortese, M.D., Director	February 15, 2012
/s/John C. Danforth John C. Danforth, Director	February 15, 2012
/s/Linda M. Dillman Linda M. Dillman, Director	February 15, 2012
/s/William B. Neaves William B. Neaves, Ph.D., Director	February 15, 2012
/s/William D. Zollars William D. Zollars, Director	February 15, 2012

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit(s)	Filing Date SEC File No./Film No.	
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003	10-K	3(a)	3/18/2004 0-15386/04677199	
3(b)	Certificates of Amendment to the Second Restated Certificate of Incorporation	8-K	3.1 & 3.2	6/1/2011	
3(c)	Amended & Restated Bylaws dated September 16, 2008 (as amended March 31, 2010 and March 9, 2011)	8-K	3.2	3/15/2011	
4(a)	Specimen stock certificate	10-K	4(a)	2/28/2007 0-15386/08646565	
4(b)	Amended and Restated Credit Agreement dated as of February 10, 2012, among Cerner Corporation and U.S. Bank National Association, Bank of America, N.A., Commerce Bank, UMB Bank, N.A and RBS Citizens, N.A.	8-K	99.1	02/13/2012 0-15386/12599122	
4(c)	Note Agreement, dated April 1, 1999, among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company	8-K	4(e)	4/23/1999 0-15386/99599441	
4(d)	Note Purchase Agreement, dated December 15, 2002, among Cerner Corporation, as issuer, and John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, John Hancock Insurance Company of Vermont, Sunamerica Life Insurance Company, Woodmen of the World Life Insurance Society and Beneficial Life Insurance Company, as purchasers	10-K	10(x)	3/12/2003 0-15386/03599957	

4(e)	Note Purchase Agreement, dated November 1, 2005, among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers	8-K	99.1	11/7/2005 0-15386/051183275
10(a) *	2006 Form of Indemnification Agreement for use between the Registrant and its Directors	10-K	10(a)	2/28/2007 0-15386/07658265
10(b)*	2010 Form of Indemnification Agreement for use between the Registrant and its Directors and Section 16 Officers	8-K	99.1	6/3/2010
10(c)*	Amended & Restated Executive Employment Agreement of Neal L. Patterson dated January 1, 2008	10-K	10(c)	2/27/2008
10(d)*	Cerner Corporation 2001 Long-Term Incentive Plan F	DEF 14A	Annex I	4/16/2001 0-15386/1603080
10(e)*	Cerner Corporation 2004 Long-Term Incentive Plan G (as amended on December 3, 2007)	10-K	10(g)	2/27/2008
10(f)*	Cerner Corporation 2011 Omnibus Equity Incentive Plan	DEF 14A	Annex I	4/19/2011
10(g)*	Cerner Corporation 2001 Associate Stock Purchase Plan as Amended and Restated March 1, 2010 and May 27, 2011	DEF 14A	Annex II	4/19/2011
10(h)*	Cerner Corporation Qualified Performance-Based Compensation Plan (as Amended and Restated) dated May 28, 2010	DEF 14A	Annex I	4/16/2010
10(i)*	Form of 2010 Executive Performance Agreement	8-K	99.1	4/6/2010
10(j)*	Cerner Corporation Executive Deferred Compensation Plan as Amended & Restated dated January 1, 2008	10-K	10(k)	2/27/2008
10(k)*	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended & Restated dated August 15, 2010	10-Q	10(a)	10/29/2010
10(l)*	Exhibit A Severance Matrix, effective April 1, 2011 to the Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended & Restated dated August 15, 2010	10-Q	10(a)	4/29/2011

10(m)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement	10-K	10(v)	3/17/2005 0-15386/05688830	
10(n)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate	10-Q	10(a)	11/10/2005 0-15386/051193974	
10(o)*	Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement	10-K	10(x)	3/17/2005 0-15386/05688830	
10(p)*	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement	10-K	10(w)	3/17/2005 0-15386/05688830	
10(q)*	Cerner Corporation 2001 Long-Term Incentive Plan F Performance-Based Restricted Stock Agreement for Section 16 Officers	8-K	99.1	6/4/2010	
10(r)*	Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate	10-K	10(q)	2/27/2008	
10(s)*	Aircraft Time Sharing Agreements between Cerner Corporation and Neal L. Patterson and Clifford W. Illig both dated February 7, 2007	8-K	10.2 & 10.3	2/9/2007 0-15386/07598012	
10(t)*	Notice of Change of Aircraft Provided Under Time Sharing Agreements from Cerner Corporation to Neal L. Patterson and Clifford W. Illig, both notices dated December 28, 2009	10-K	10(t)	2/22/2010	
10(u)	Interparty Agreement, dated January 19, 2010, among Kansas Unified Development, LLC, OnGoal, LLC and Cerner Corporation	8-K	99.1	1/22/2010	
11	Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)				
21	Subsidiaries of Registrant				X
23	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification of Neal L. Patterson pursuant to Section 302 of Sarbanes-Oxley Act of 2002				X

31.2	Certification of Marc G. Naughton pursuant to Section 302 of Sarbanes-Oxley Act of 2002	X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002	X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002	X
101.INS†	XBRL Instance Document	
101.SCH†	XBRL Taxonomy Extension Schema Document	
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document	
101.LAB†	XBRL Taxonomy Extension Labels Linkbase Document	
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document	
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document	

* Indicates a management contract or compensatory plan or arrangement required to be identified by Part IV, Item 15(a)(3).

† XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Cerner Corporation:

We have audited Cerner Corporation's (the Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing in Item 9A. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
Kansas City, Missouri
February 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (collectively, the Corporation) as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cerner Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2012 expressed an unqualified opinion on the effectiveness of Cerner Corporation's internal control over financial reporting.

/s/KPMG LLP
Kansas City, Missouri
February 15, 2012

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and January 1, 2011

(In thousands, except share data)	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 243,146	$ 214,511
Short-term investments	531,635	356,501
Receivables, net	563,209	476,905
Inventory	23,296	11,036
Prepaid expenses and other	94,232	83,272
Deferred income taxes, net	46,795	3,836
Total current assets	1,502,313	1,146,061
Property and equipment, net	488,996	498,829
Software development costs, net	248,750	244,848
Goodwill	211,826	161,374
Intangible assets, net	75,366	38,468
Long-term investments	359,324	264,467
Other assets	113,783	68,743
Total assets	$ 3,000,358	$ 2,422,790
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 85,545	$ 65,035
Current installments of long-term debt	39,722	24,837
Deferred revenue	153,139	109,351
Accrued payroll and tax withholdings	109,227	86,921
Other accrued expenses	51,087	19,788
Total current liabilities	438,720	305,932
Long-term debt and other obligations	86,821	67,923
Deferred income taxes and other liabilities	150,229	126,215
Deferred revenue	13,787	17,303
Total liabilities	689,557	517,373
Shareholders' Equity:		
Cerner Corporation shareholders' equity:		
Common stock, $.01 par value, 250,000,000 shares authorized, 169,565,856 shares issued at December 31, 2011 and 166,478,570 issued at January 1, 2011	1,696	1,665
Additional paid-in capital	723,490	616,988
Retained earnings	1,597,462	1,290,835
Accumulated other comprehensive loss, net	(11,967)	(4,191)
Total Cerner Corporation shareholders' equity	2,310,681	1,905,297
Noncontrolling interest	120	120
Total shareholders' equity	2,310,801	1,905,417
Total liabilities and shareholders' equity	$ 3,000,358	$ 2,422,790

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2011, January 1, 2011 and January 2, 2010

	For the Years Ended		
(In thousands, except per share data)	2011	2010	2009
Revenues:			
System sales	$ 706,714	$ 550,792	$ 504,561
Support, maintenance and services	1,451,747	1,266,977	1,136,871
Reimbursed travel	44,692	32,453	30,432
Total revenues	2,203,153	1,850,222	1,671,864
Costs and expenses:			
Cost of system sales	296,561	221,055	186,626
Cost of support, maintenance and services	100,419	66,848	64,140
Cost of reimbursed travel	44,692	32,453	30,432
Sales and client service	869,962	767,152	700,639
Software development (Includes amortization of $79,098, $68,994 and $63,611, respectively)	286,801	272,851	271,051
General and administrative	144,920	130,530	126,970
Total costs and expenses	1,743,355	1,490,889	1,379,858
Operating earnings	459,798	359,333	292,006
Other income (expense):			
Interest income, net	9,850	3,439	308
Other income (expense), net	46	(560)	367
Total other income, net	9,896	2,879	675
Earnings before income taxes	469,694	362,212	292,681
Income taxes	(163,067)	(124,940)	(99,216)
Net earnings	$ 306,627	$ 237,272	$ 193,465
Basic earnings per share	$ 1.82	$ 1.44	$ 1.19
Diluted earnings per share	$ 1.76	$ 1.39	$ 1.15
Basic weighted average shares outstanding	168,634	164,916	161,963
Diluted weighted average shares outstanding	173,867	170,847	167,764

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011, January 1, 2011 and January 2, 2010

(In thousands)	For the Years Ended		
	2011	**2010**	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 306,627	$ 237,272	$ 193,465
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	212,556	193,337	189,603
Share-based compensation expense	27,919	23,723	15,786
Provision for deferred income taxes	(22,113)	30,362	(4,141)
Changes in assets and liabilities (net of businesses acquired):			
Receivables, net	(128,979)	(17,370)	(46,599)
Inventory	(12,329)	188	290
Prepaid expenses and other	9,974	35,378	(26,350)
Accounts payable	17,504	30,812	(53,417)
Accrued income taxes	26,053	(42,651)	29,263
Deferred revenue	33,792	(24,618)	28,127
Other accrued liabilities	75,290	(9,989)	21,264
Net cash provided by operating activities	546,294	456,444	347,291
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital purchases	(104,795)	(102,311)	(131,265)
Capitalized software development costs	(82,942)	(80,979)	(77,747)
Purchases of investments	(1,083,274)	(803,832)	(266,776)
Maturities of investments	791,881	491,492	97,481
Purchase of other intangibles	(20,620)	(10,780)	(12,485)
Acquisition of businesses, net of cash acquired	(65,341)	(14,486)	(3,529)
Net cash used in investing activities	(565,091)	(520,896)	(394,321)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of future receivables	-	1,516	1,888
Repayment of long-term debt	(25,701)	(27,625)	(32,352)
Proceeds from excess tax benefits from stock compensation	36,433	26,226	17,445
Proceeds from exercise of options	38,900	34,724	29,789
Contingent consideration payments for acquisition of business	(779)	-	-
Net cash provided by financing activities	48,853	34,841	16,770
Effect of exchange rate changes on cash and cash equivalents	(1,421)	2,399	1,489
Net increase (decrease) in cash and cash equivalents	28,635	(27,212)	(28,771)
Cash and cash equivalents at beginning of period	214,511	241,723	270,494
Cash and cash equivalents at end of period	$ 243,146	$ 214,511	$ 241,723
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 5,786	$ 6,887	$ 8,583
Income taxes, net of refund	115,867	121,737	47,114
Summary of acquisition transactions:			
Fair value of net tangible assets (liabilities) acquired (assumed)	$ (8,464)	$ 1,069	$ -
Fair value of intangible assets acquired	32,264	5,076	-
Fair value of goodwill	50,751	11,290	3,529
Less: Fair value of contingent liability payable	(5,235)	(1,725)	-
Less: Fair value of working capital settlement payable	(939)	-	-
Cash paid for acquisitions	68,377	15,710	3,529
Cash acquired	(3,036)	(1,224)	-
Net cash used	$ 65,341	$ 14,486	$ 3,529

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at January 3, 2009	**160,507**	**$ 1,605**	**$ 462,283**	**$ 860,098**	**$ (12,977)**	
Exercise of stock options	3,043	31	29,758	-		
Employee stock option compensation expense	-		15,786	-		
Employee stock option compensation net excess tax benefit	-		20,906	-		
Foreign currency translation adjustments and other	-		-	-	9,723	$ 9,723
Net earnings	-		-	193,465		193,465
Comprehensive Income						$ 203,188
Balance at January 2, 2010	**163,550**	**1,636**	**528,733**	**1,053,563**	**(3,254)**	
Exercise of stock options	2,929	29	34,695	-		
Employee stock option compensation expense	-		23,723	-		
Employee stock option compensation net excess tax benefit	-		29,837	-		
Foreign currency translation adjustments and other	-		-	-	(937)	$ (937)
Net earnings	-		-	237,272		237,272
Comprehensive Income						$ 236,335
Balance at January 1, 2011	**166,479**	**1,665**	**616,988**	**1,290,835**	**(4,191)**	
Exercise of stock options	3,087	31	38,869			
Employee stock option compensation expense			27,919			
Employee stock option compensation net excess tax benefit			39,714			
Foreign currency translation adjustments and other					(7,776)	$ (7,776)
Net earnings				306,627		306,627
Comprehensive Income						$ 298,851
Balance at December 31, 2011	**169,566**	**$ 1,696**	**$ 723,490**	**$ 1,597,462**	**$ (11,967)**	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all the accounts of Cerner Corporation and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements were prepared using accounting principles generally accepted in the United States. These principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Our fiscal year ends on the Saturday closest to December 31. Fiscal years 2011, 2010 and 2009 consisted of 52 weeks and ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

On May 27, 2011, the Board of Directors of the Company approved a two-for-one split of our common stock in the form of a one hundred percent (100%) stock dividend, which was distributed on June 24, 2011 to shareholders of record as of June 15, 2011. In connection with the stock split, treasury shares previously reflected in the consolidated balance sheets were utilized to settle a portion of the distribution. Our consolidated financial statements have been retroactively restated to reflect the stock split for all periods presented, which resulted in a reclassification increasing common stock $0.8 million, reducing additional paid-in capital $28.8 million, and reducing treasury stock $28.0 million at January 3, 2009. All share and per share data have been retroactively adjusted for all periods presented to reflect the stock split including the use of treasury shares, as if the stock split had occurred at the beginning of the earliest period presented.

Under the terms of our outstanding equity awards, the stock split increased the number of shares of our common stock issuable upon exercise or vesting of such awards in proportion to the stock split ratio and caused a proportionate decrease in the exercise price of such awards to the extent they were stock options.

Nature of Operations

We design, develop, market, install, host and support health care information technology, health care devices and content solutions for health care organizations and consumers. We also provide a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in our data center; and clinical process optimization services. Furthermore, we provide fully–automated on-site employer health clinics and third party administrator health plan services for employers.

Summary of Significant Accounting Policies

(a) Revenue Recognition – We recognize software related revenue in accordance with the provisions of ASC 985-605, *Software – Revenue Recognition* and non-software related revenue in accordance with ASC 605, *Revenue Recognition*. In general, revenue is recognized when all of the following criteria have been met:

- Pervasive evidence of an arrangement exists;
- Delivery has occurred and been accepted by the client;
- Our fee is fixed, determinable and,
- Collection of the revenue is probable

The following are our major components of revenue:

- System sales – includes the licensing of computer software, software as a service, deployment period upgrades, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software;

- Support, Maintenance and Service – includes software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services;

- Reimbursed Travel – includes reimbursable out-of-pocket expenses (primarily travel) incurred in connection with our client service activities.

We provide for several models of procurement of our information systems and related services. The predominant model involves multiple deliverables and includes a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either hosting services or computer hardware and sublicensed software, which requires that we allocate revenue to each of these elements.

Allocation of Revenue to Multiple Element Arrangements

Revenue earned on software arrangements involving multiple-elements is generally required to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Since we do not have vendor specific objective evidence (VSOE) of fair values on all the elements within our multiple element arrangements, we recognize revenue using the residual method.

Under the residual method, revenue is recognized in a multiple-element arrangement when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, remote hosting services, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. licenses for software solutions including project-related installation services). We allocate revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, we determine the fair value of the software support, hardware maintenance, sublicensed software support, remote hosting, subscriptions and software as a service portions of the arrangement based on the substantive renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which we charge for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the licenses for software solutions, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

For certain arrangements, revenue for software, implementation services and, in certain cases, support services for which VSOE fair value cannot be established are accounted for as a single unit of accounting. The revenue recognized from these single units of accounting are typically allocated and classified as system sales and support, maintenance and services. If available, the VSOE fair value of the services provides the basis for support, maintenance and services allocation and the remaining residual consideration provides the basis for system sales revenue allocations. In cases where VSOE fair value of the services cannot be established, revenue is classified based on the nature of related costs incurred. The following table details these revenue classification allocations for these single units of accounting arrangements:

	For the Years Ended		
(In millions)	2011	2010	2009
System Sales	$ 23.3	$ 17.5	$ 18.1
Support, maintenance and services	97.5	88.1	60.4

Revenue Recognition Models for Each Element

We provide project-related installation services when licensing our software solutions, which include project-scoping services, conducting pre-installation audits and creating initial environments. We have deemed installation services to be essential to the functionality of the software, and therefore recognize the software license over the software installation period using the percentage of completion method. We measure the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and generally occurs in the same period the contracts are executed but can extend over a longer period of time.

We provide implementation and consulting services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Except for limited arrangements where our software requires significant modifications or customization, implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition. However, if software license fees are tied to implementation milestones, then the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to 10 years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with us to host the software in our data center. Under these arrangements, the client generally has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to us to host the software. Additionally, these services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, we allocate a portion of the services fee to the software and recognize it once the client has the ability to take possession of the software. The remaining services fee in these arrangements, as well as the services fees for arrangements where the client does not have the contractual right or the ability to take possession of the software at any time, is generally recognized ratably over the hosting service period.

We also offer our solutions on a software as a service model, making available time based licenses for our software functionality and providing the software solutions on a remote processing basis from our data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on a software as a service or term license basis is combined and recognized on a monthly basis over the term of the contract. We capitalize related direct costs consisting of third party costs and direct software installation and implementation costs associated with the initial set up of a software as a service client. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when delivered to the client, when title and risk of loss have transferred to the client.

The sale of equipment under sales-type leases is recorded as system sales revenue at the inception of the lease. Sales-type leases also produce financing income, which is included in system sales revenue and is recognized at consistent rates of return over the lease term.

Where we have contractually agreed to develop new or customized software code for a client as a single element arrangement, we utilize percentage of completion accounting, labor-hours method.

Payment Arrangements

Our payment arrangements with clients typically include an initial payment due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. Revenue recognition on support payments received in advance of the services being performed are deferred and classified as either current or long term deferred revenue depending on whether the revenue will be earned within one year.

We have periodically provided long-term financing options to creditworthy clients through third party financing institutions and have directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to seven years. As a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we have a standard business practice of using extended payment term arrangements and a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments.

Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. We account for the assignment of these receivables as sales. Provided all revenue recognition criteria have been met, we recognize revenue for these arrangements under our normal revenue recognition criteria, and if appropriate, net of any payment discounts from financing transactions.

(b) Cash Equivalents – Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(c) Investments – Our short-term investments are primarily invested in time deposits, commercial paper, government and corporate bonds. Our long-term investments are primarily invested in government and corporate bonds with maturities of less than two years. Investment securities which we have the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value with changes recorded through earnings.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income for our held-to-maturity investments. Interest income is recognized when earned.

Refer to Note (3) and Note (4) for a description of these assets and their fair value.

(d) Concentrations – Substantially all of our cash and cash equivalents and short-term investments are held at four major financial institutions. The majority of our cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand.

As of the end of 2011, we had significant concentration of receivables owed to us by Fujitsu Services Limited, which are currently in dispute. Refer to Note (5) for additional information.

(e) Inventory – Inventory consists primarily of computer hardware, sublicensed software held for resale and *RxStation* medication dispensing units. Inventory is recorded at the lower of cost (first-in, first-out) or market.

(f) Property and Equipment – We account for property and equipment in accordance with ASC 360, *Property, Plant, and Equipment*. Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of one to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of one to 15 years.

(g) Software Development Costs – Software development costs are accounted for in accordance with ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Software development costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs incurred through the software's general release date are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution. We amortize capitalized software development costs over five years.

(h) Goodwill – We account for goodwill under the provisions of ASC 350, *Intangibles – Goodwill and Other.* Goodwill is not amortized but is evaluated for impairment annually or whenever there is an impairment indicator. Based on these evaluations, there was no impairment of goodwill in 2011, 2010 or 2009. Refer to Note (7) for more information of Goodwill and other intangible assets.

(i) Contingencies – We accrue estimates for resolution of any legal and other contingencies when losses are probable and estimable, in accordance with ASC 450, *Contingencies.* We currently have no material pending litigation.

The terms of our software license agreements with our clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third party claims based on alleged infringement by our solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, we have not had to reimburse any of our clients for any losses related to these indemnification provisions pertaining to third party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with our clients, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

From time to time we are involved in routine litigation incidental to the conduct of our business, including for example, employment disputes and litigation alleging solution defects, personal injury, intellectual property infringement, violations of law and breaches of contract and warranties. We believe that no such routine litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

(j) Derivative Instruments and Hedging Activities – We account for our hedging activities in accordance with ASC 815, *Derivatives and Hedging*. Historically, our use of hedging instruments has primarily been to hedge foreign currency denominated assets and liabilities. We record all hedging instruments on our Consolidated Balance Sheet at fair value. For hedging instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the hedging instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the hedging instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. Refer to Note (10) for more information on our hedging activities.

(k) Income Taxes – Income taxes are accounted for in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Refer to Note (12) for additional information regarding income taxes.

(l) Earnings per Common Share Basic earnings per share (EPS) excludes dilution and is computed, in accordance with ASC 260, *Earnings Per Share*, by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. Refer to Note (13) for additional details of our earnings per share computations.

(m) Accounting for Share-based payments – We recognize all share-based payments to associates, directors and consultants, including grants of stock options, restricted stock and performance shares, in the financial statements as compensation cost based on their fair value on the date of grant, in accordance with ASC 718, *Stock Compensation*. This compensation cost is recognized over the vesting period on a straight-line basis for the fair value of awards that actually vest. Refer to Note (14) for a detailed discussion of share-based payments.

(n) Foreign Currency – In accordance with ASC 830, *Foreign Currency Matters*, assets and liabilities of non-U.S. subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

(o) Collaborative Arrangements – In accordance with ASC 808, *Collaborative Arrangements,* third party costs incurred and revenues generated by arrangements involving joint operating activities of two or more parties that are each actively involved and exposed to risks and rewards of the activities are classified in the consolidated statements of operations on a gross basis only if we are determined to be the principal participant in the arrangement. Otherwise, third party revenues and costs generated by collaborative arrangements are presented on a net basis. Payments between participants are recorded and classified based on the nature of the payments.

(p) Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

ASU 2009-13

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2009-13 —Multiple-Deliverable Revenue Arrangements (ASU 2009-13). ASU 2009-13 requires a vendor to allocate revenue to each unit of accounting in many arrangements involving multiple deliverables based on the relative selling price of each deliverable. It also changes the level of evidence of standalone selling price required to separate deliverables by allowing a vendor to make its best estimate of the standalone selling price of deliverables when more objective evidence of selling price is not available.

We adopted ASU 2009-13 for all new and materially modified arrangements on a prospective basis beginning January 2, 2011. We have reviewed the primary accounting literature related to the elements that typically get bundled into our arrangements and determined that the majority of the elements fall into two different accounting units. One unit is comprised of software and software-related elements which include our licensed software, licensed software support, application services provider, subscriptions, professional services, remote hosting, sublicensed software and sublicensed software support. The second unit of accounting is non-software elements, which include hardware and hardware maintenance.

The majority of our multiple-element arrangements do not contain both software and non-software deliverables such as hardware and thus are not impacted by the new guidance. For our arrangements that are impacted by ASU 2009-13, we determined fair value based upon vendor-specific objective evidence (VSOE), if it existed, and in instances where VSOE did not exist (primarily for our licensed software), we determined fair value based upon the estimated selling price concept. The application of this concept relies primarily on historical pricing and management guidance for similarly sized arrangements.

The adoption of ASU 2009-13 did not result in a material change in the timing of revenue recognition due to the small number of arrangements executed with both software and non-software deliverables and the existence of VSOE for most of our business models.

ASU 2009-14

In October 2009, the FASB issued ASU 2009-14 —Certain Revenue Arrangements That Include Software Elements (ASU 2009-14). Under ASU 2009-14, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in ASC 985-605. We adopted the amendment provisions of ASU 2009-14 on January 2, 2011; the adoption of this standard did not have material impact on the timing of revenue recognition.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB issued ASU 2011-05 —Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. ASU 2011-05 is effective for us in the first quarter of 2012 and is required to be applied retrospectively. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 —Testing for Goodwill Impairment (ASU 2011-08). ASU 2011-08 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is necessary to perform the two-step goodwill impairment test, as currently prescribed by ASC Topic 350. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for us in 2012. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

(2) Business Acquisitions

Clairvia, Inc.

On October 17, 2011, we purchased the net assets of Clairvia, Inc. into Cerner Corporation. Clairvia is a developer of health care workforce management solutions, including *Care Value Management™* and *Physician Scheduler™*. The *Care Value Management* suite will be integrated into our broader cloud-based and interoperability platforms, *Cerner Healthe Intent™* and *CareAware®*, which will allow us to offer a comprehensive suite of resource management solutions.

Consideration for the acquisition of Clairvia was $38.3 million, which was paid in cash. The final allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired, net of liabilities assumed, is summarized below:

(In thousands)

	Allocation Amount
Tangible assets and liabilities	
Current assets	$ 3,260
Property and equipment	93
Current liabilities	(3,764)
Total net tangible liabilities acquired	(411)
Intangible assets	
Customer relationships	6,810
Existing technologies	6,060
Non-compete agreements	740
Trade names	450
Total intangible assets acquired	14,060
Goodwill	24,621
Total purchase price	$ 38,270

The fair values of the acquired intangible assets were estimated by applying the income approach. Such estimations required the use of inputs that were unobservable in the market place (Level 3), including a discount rate that we estimated would be used by a market participant in valuing these assets, projections of revenues and cash flows, and client attrition rates. See Note (4) for further information about the fair value level hierarchy.

The goodwill of $24.6 million arising from the acquisition consists largely of the synergies and economies of scale, including the value of the assembled workforce, expected from combining the operations of Cerner and Clairvia. All of the goodwill was allocated to our Domestic operating segment and is expected to be deductible for tax purposes. Identifiable intangible assets are being amortized over a weighted-average period of seven years. The operating results of Clairvia were combined with our operating results subsequent to the purchase date of October 17, 2011. Pro-forma results of operations, assuming this acquisition was made at the beginning of the earliest period presented, have not been presented because the effect of this acquisition was not material to our results.

Resource Systems, Inc.

On May 23, 2011, we completed the purchase of 100% of the outstanding common shares of Resource Systems, Inc., developer of the *CareTracker®* point-of-care electronic documentation system primarily used within skilled nursing and assisted living facilities. Cerner believes that there is significant market opportunity for information technology solutions in the long-term care market as the U.S. population ages and life expectancy continues to increase.

Consideration for the acquisition of Resource Systems is expected to total $36.3 million consisting of up-front cash plus additional contingent consideration, which is payable if we achieve certain revenue milestones through the quarters ending June 30, 2012 and December 29, 2012 and bookings milestones through the quarters ending June 30, 2012 and June 29, 2013 from the clients acquired from Resource Systems. We valued the contingent consideration at $5.2 million based on a probability-weighted assessment of potential contingent consideration payment scenarios. The final allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired, net of liabilities assumed, is summarized below:

(In thousands)

	Allocation Amount
Tangible assets and liabilities	
Current assets	$ 5,249
Property and equipment	209
Current liabilities	(6,803)
Deferred tax liabilities	(6,708)
Total net tangible liabilities acquired	(8,053)
Intangible assets	
Customer relationships	11,204
Existing technologies	6,401
Non-compete agreements	599
Total intangible assets acquired	18,204
Goodwill	26,130
Total purchase price	$ 36,281

The fair values of the acquired intangible assets and the contingent consideration were estimated by applying the income approach. Such estimations required the use of inputs that were unobservable in the market place (Level 3), including a discount rate that we estimated would be used by a market participant in valuing these assets, projections of revenues and cash flows, probability weighting factors and client attrition rates. See Note (4) for further information about the fair value level hierarchy.

The goodwill of $26.1 million arising from the acquisition consists largely of the synergies and economies of scale, including the value of the assembled workforce, expected from combining the operations of Cerner and Resource Systems. All of the goodwill was allocated to our Domestic operating segment and is not expected to be deductible for tax purposes. Identifiable intangible assets are being amortized over five years. The operating results of Resource Systems were combined with our operating results subsequent to the purchase date of May 23, 2011. Pro-forma results of operations, assuming this acquisition was made at the beginning of the earliest period presented, have not been presented because the effect of this acquisition was not material to our results.

IMC Health Care, Inc.

On January 4, 2010, we completed the purchase of 100% of the outstanding common shares of IMC Health Care, Inc. (IMC), a provider of employer sponsored on-site health centers. The acquisition of IMC expanded our employer health initiatives, such as on-site employer health centers, occupational health services and wellness programs. Consideration for this transaction was $16.6 million, which was primarily paid in cash.

The allocation of the purchase price to the estimated fair value of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $11.3 million and $5.1 million in intangible assets, of which $4.1 million was related to the value of established customer relationships.

The goodwill was allocated to our Domestic operating segment and is expected to be deductible for tax purposes. The other identifiable intangible assets are being amortized over five years. The operating results of IMC were combined with our operating results subsequent to the purchase date of January 4, 2010. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to our results.

(3) Cash and Investments

Our cash, cash equivalents and investment securities consisted of the following:

(In thousands)	2011	2010
Cash and cash equivalents:		
Cash	$ 111,869	$ 170,274
Money market funds	123,919	44,237
Time deposits	7,358	-
Total cash and cash equivalents	$ 243,146	$ 214,511
Short-term investments		
Time deposits	$ 67,632	$ 41,764
Commercial paper	23,250	44,500
Government and corporate bonds	440,753	251,787
Auction rate securities	-	18,450
Total short-term investments	$ 531,635	$ 356,501
Long-term investments		
Time deposits	$ 19,579	$ -
Government and corporate bonds	337,245	264,467
Other	2,500	-
Total long-term investments	$ 359,324	$ 264,467

All of our short-term and long-term investments are classified as held-to-maturity securities and are stated at their amortized cost which approximates fair value, except for our auction rate securities, which are classified as trading and stated at fair value, and our other long-term investments, which are stated at cost. In January 2011, all outstanding auction rate securities were called by the issuer at par value. Refer to Note (4) for details of the fair value measurements within the fair value hierarchy of these financial assets.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value, the duration of any market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings.

(4) *Fair Value Measurements*

We determine fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table details our financial assets measured at fair value within the fair value hierarchy at the end of 2011 and 2010:

(In thousands)		2011			2010		
	Balance Sheet	Fair Value Measurements Using			Fair Value Measurements Using		
Description	**Classification**	**Level 1**	**Level 2**	**Level 3**	**Level 1**	**Level 2**	**Level 3**
Money market funds	Cash equivalents	$ 123,919	$ -	$ -	$ 44,237	$ -	$ -
Time deposits	Cash equivalents	-	7,358	-	-	-	-
Time deposits	Short-term investments	-	67,632	-	-	41,764	-
Commercial paper	Short-term investments	-	23,250	-	-	44,500	-
Government and corporate bonds	Short-term investments	-	440,753	-	-	251,787	-
Auction rate securities	Short-term investments	-	-	-	-	18,450	-
Time deposits	Long-term investments	-	19,579	-	-	-	-
Government and corporate bonds	Long-term investments	-	337,245	-	-	264,467	-
Other	Long-term investments	-	-	2,500	-	-	-

Refer to Note (3) for a comprehensive description of these assets. Our auction rate securities have historically been classified as Level 3 assets within the fair value hierarchy, as their valuation required substantial judgment and estimation of factors that were not currently observable in the market due to the lack of trading in the securities. At the end of 2010, we transferred our auction rate securities classified as Level 3 to Level 2 based on observable inputs, as all outstanding auction rate securities were subsequently called at par value by the issuer in January 2011.

The table below presents the activity of our assets stated at fair value in our consolidated balance sheets using significant unobservable inputs (Level 3):

(In thousands)	2010
Beginning balance	$ 94,550
Redemptions at par	(76,100)
Transfers out of Level 3 to Level 2	(18,450)
Ending balance	$ -

(5) Receivables

Receivables consist of accounts receivable, contracts receivable, and the current portion of amounts due under sales-type leases. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by us at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. Substantially all receivables are derived from sales and related support and maintenance and professional services of our clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain non-U.S. countries.

We perform ongoing credit evaluations of our clients and generally do not require collateral from our clients. We provide an allowance for estimated uncollectible accounts based on specific identification, historical experience and our judgment. Provisions for losses on uncollectible accounts for 2011, 2010, and 2009 totaled $11.4 million, $9.9 million and $3.1 million, respectively.

A summary of receivables, net is as follows:

(In thousands)	2011	2010
Gross accounts receivable	$ 496,706	$ 352,554
Less: Allowance for doubtful accounts	24,270	15,550
Accounts receivable, net of allowance	472,436	337,004
Contracts receivable	81,776	139,901
Current portion of lease receivables	8,997	-
Total receivables, net	$ 563,209	$ 476,905

Lease receivables represent our net investment in sales-type leases resulting from the sale of certain medical devices to our clients. The components of our net investment in sales-type leases are as follows:

(In thousands)	2011	2010
Minimum lease payments receivable	$ 60,695	$ -
Less: Unearned income	5,347	-
Total lease receivables	55,348	-
Less: Long-term receivables included in other assets	46,351	-
Current portion of lease receivables	$ 8,997	$ -

Future minimum lease payments to be received under existing sales-type leases for the next five years are as follows:

(In thousands)	
2012	$ 10,355
2013	14,120
2014	13,164
2015	13,042
2016	9,779

During the second quarter of 2008, Fujitsu Services Limited's (Fujitsu) contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated by the NHS. This had the effect of automatically terminating our subcontract for the project. We are in dispute with Fujitsu regarding Fujitsu's obligation to pay the amounts comprised of accounts receivable and contracts receivable related to that subcontract, and we are working with Fujitsu to resolve these issues based on processes provided for in the contract. Part of that process requires resolution of disputes between Fujitsu and the NHS regarding the contract termination. As of December 31, 2011, it remains unlikely that the matter will be resolved in the next 12 months. Therefore, these receivables have been classified as long-term and represent the majority of other long-term assets at the end of 2011 and 2010. While the ultimate collectability of the receivables pursuant to this process is uncertain, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts is probable.

During 2011 and 2010, we received total client cash collections of $2.2 billion and $1.9 billion, respectively, of which $68.2 million and $66.6 million were received from third party arrangements with non-recourse payment assignments.

(6) Property and Equipment

A summary of property, equipment and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable Lives (Yrs)			2011	2010
Furniture and fixtures	5	-	12	$ 61,499	$ 57,763
Computer and communications equipment	1	-	5	741,547	660,741
Leasehold improvements	1	-	15	163,794	164,498
Capital lease equipment	3	-	5	5,914	5,914
Land, buildings and improvements	12	-	50	207,069	195,193
Other equipment	3	-	20	383	564
				1,180,206	1,084,673
Less accumulated depreciation and leasehold amortization				691,210	585,844
Total property and equipment, net				$ 488,996	$ 498,829

Depreciation and leasehold amortization expense for 2011, 2010 and 2009 was $117.9 million, $111.4 million and $104.6 million, respectively.

(7) Goodwill and Other Intangible Assets

Goodwill is tested for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value using Level 3 inputs as defined in the fair value hierarchy. Refer to Note (4) - Fair Value Measurements for the definition of the levels in the fair value hierarchy. The inputs used to calculate the fair value included the projected cash flows and discount rates that we estimated would be used by a market participant. Our most recent annual test of goodwill impairment indicated that goodwill was not impaired. The fair values of each of our reporting units exceeded their carrying amounts by a significant margin.

The changes in the carrying amounts of goodwill were as follows:

(In thousands)	2011	2010
Beginning Balance	$ 161,374	$ 151,479
Goodwill acquired and earnout payments for prior acquisitions	51,100	11,290
Foreign currency translation adjustment and other	(648)	(1,395)
Ending Balance	$ 211,826	$ 161,374

Our intangible assets subject to amortization are amortized on a straight-line basis, and are summarized as follows:

(In thousands)	2011 Gross Carrying Amount	2011 Accumulated Amortization	2010 Gross Carrying Amount	2010 Accumulated Amortization
Purchased software	$ 94,963	$ 55,305	$ 70,864	$ 48,085
Customer lists	77,513	58,259	59,556	54,241
Patents	10,298	2,997	9,128	2,365
Other	11,460	2,307	4,491	880
Total	$ 194,234	$ 118,868	$ 144,039	$ 105,571
Intangible assets, net		$ 75,366		$ 38,468

Amortization expense for 2011, 2010 and 2009 was $14.7 million, $12.0 million and $20.4 million, respectively.

Estimated aggregate amortization expense for each of the next five years is as follows for the year ended:

(In thousands)	
2012	$ 17,277
2013	15,323
2014	13,703
2015	11,307
2016	6,842

(8) Software Development Costs

Information regarding our software development costs is included in the following table:

(In thousands)	For the Years Ended 2011	2010	2009
Software development costs	$ 290,645	$ 284,836	$ 285,187
Capitalized software development costs	(82,942)	(80,979)	(77,747)
Amortization of capitalized software development costs	79,098	68,994	63,611
Total software development expense	$ 286,801	$ 272,851	$ 271,051

Accumulated amortization as of the end of 2011 and 2010 was $621.9 million and $543.2 million, respectively.

(9) Indebtedness

The following is a summary of indebtedness outstanding:

(In thousands)	2011	2010
Note agreement, 5.54%	$ 57,683	$ 72,438
Senior Notes, Series B, 6.42%	9,750	19,500
Capital lease obligations	58,995	250
Other obligations	115	572
	126,543	92,760
Less: current portion	(39,722)	(24,837)
	$ 86,821	$ 67,923

In November 2005, we completed a £65.0 million unsecured private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments, which commenced November 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2011.

In December 2002, we completed a $60.0 million unsecured private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21.0 million principal amount at 5.57% were paid in full in 2008. The Series B Senior Notes, with a $39.0 million principal amount at 6.42%, are payable in four equal annual installments, which commenced December 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2011.

Minimum annual payments under existing capital lease obligations and maturities of indebtedness at the end of 2011 are as follows:

	Capital Lease Obligations				
(In thousands)	Minimum Lease Payments	Less Interest	Principal	Principal Amount of Indebtedness	Total
2012	$ 17,223	$ 1,787	$ 15,436	$ 24,286	$ 39,722
2013	14,105	1,363	12,742	14,421	27,163
2014	12,765	936	11,829	14,421	26,250
2015	12,578	720	11,858	14,420	26,278
2016	7,685	555	7,130	-	7,130
Total	$ 64,356	$ 5,361	$ 58,995	$ 67,548	$ 126,543

We estimate the fair value of our long-term, fixed-rate debt using a level 3 discounted cash flow analysis based on our current borrowing rates for debt with similar maturities. The fair value of our long-term debt was approximately $72.6 million and $99.6 million at the end of 2011 and 2010, respectively.

We maintain a multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends and contains certain net worth, current ratio and fixed charge coverage covenants, which as of the end of 2011, we were in compliance with. As of the end of 2011, we had no outstanding borrowings under this agreement; however, we have $16.8 million of outstanding letters of credit, which reduced our available borrowing capacity to $73.2 million.

(10) Hedging Activities

We designated all of our Great Britain Pound (GBP) denominated long-term debt as a net investment hedge of our U.K. operations. The objective of the hedge is to reduce our foreign currency exposure in our U.K. subsidiary investment. Changes in the exchange rate between the United States Dollar (USD) and GBP, related to the notional amount of the hedge, are recognized as a component of other comprehensive income, to the extent the hedge is effective. The following table represents the fair value of the net investment hedge included within the Consolidated Balance Sheet and the unrealized gain, net of related income tax effects, on the net investment hedge recognized in comprehensive income:

(In thousands)		2011	
Derivatives Designated	**Balance Sheet Classification**	**Fair Value**	**Net Unrealized Gain**
Net investment hedge	Short-term liabilities	$ 14,421	$ 133
Net investment hedge	Long-term liabilities	43,262	1,381
Total net investment hedge		$ 57,683	$ 1,514

(In thousands)		2010	
Derivatives Designated	**Balance Sheet Classification**	**Fair Value**	**Net Unrealized Gain**
Net investment hedge	Short-term liabilities	$ 14,488	$ 445
Net investment hedge	Long-term liabilities	57,950	1,416
Total net investment hedge		$ 72,438	$ 1,861

(11) Interest Income

A summary of interest income and expense is as follows:

	For the Years Ended		
(In thousands)	2011	2010	2009
Interest income	$ 15,191	$ 10,347	$ 8,801
Interest expense	(5,341)	(6,908)	(8,493)
Interest income, net	$ 9,850	$ 3,439	$ 308

(12) Income Taxes

Income tax expense (benefit) for 2011, 2010 and 2009 consists of the following:

(In thousands)	For the Years Ended 2011	2010	2009
Current:			
Federal	$ 162,288	$ 85,106	$ 90,992
State	19,061	10,355	8,350
Foreign	3,831	(883)	4,015
Total current expense	185,180	94,578	103,357
Deferred:			
Federal	(15,927)	22,297	(1,545)
State	(5,410)	4,038	845
Foreign	(776)	4,027	(3,441)
Total deferred expense (benefit)	(22,113)	30,362	(4,141)
Total income tax expense	$ 163,067	$ 124,940	$ 99,216

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2011 and 2010 relate to the following:

(In thousands)	2011	2010
Deferred tax assets		
Accrued expenses	$ 18,597	$ 11,707
Separate return net operating losses	16,757	15,882
Share based compensation	26,462	23,514
Contract and service revenues and costs	25,022	-
Other	5,410	482
Total deferred tax assets	92,248	51,585
Deferred tax liabilities		
Software development costs	(91,267)	(85,692)
Contract and service revenues and costs	-	(3,884)
Depreciation and amortization	(85,746)	(67,438)
Other	(4,029)	(3,048)
Total deferred tax liabilities	(181,042)	(160,062)
Net deferred tax liability	$ (88,794)	$ (108,477)

At the end of 2011, we had net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $8.3 million that are available to offset future Federal taxable income, if any, through 2020. We had net operating loss carry-forwards from non-U.S. jurisdictions of $1.7 million that are available to offset future taxable income, if any, through 2024 and $35.9 million that are available to offset future taxable income, if any, with no expiration. In addition, we had a deferred tax asset for state net operating loss carryforwards of $1.0 million which are available to offset future taxable income, if any, through 2031. We expect to fully realize all these net operating loss carry-forwards in future periods.

At the end of 2011, we have not provided tax on the cumulative undistributed earnings of our foreign subsidiaries of approximately $58 million, because it is our intention to reinvest these earnings indefinitely. If these earnings were distributed, we would be subject to U.S. taxes and foreign withholding taxes, net of U.S. foreign tax credits which may be available. The calculation of this unrecognized deferred tax liability is complex and not practicable.

The effective income tax rates for 2011, 2010, and 2009 were 35%, 34%, and 34%, respectively. These effective rates differ from the Federal statutory rate of 35% as follows:

(In thousands)	For the Years Ended		
	2011	2010	2009
Tax expense at statutory rates	$ 164,393	$ 126,744	$ 102,438
State income tax, net of federal benefit	11,439	10,151	6,658
Prior period adjustments	(1,911)	(541)	2,310
Tax credits	(5,520)	(10,568)	(5,150)
Unrecognized tax benefit	102	7,501	(5,581)
Permanent differences	(2,472)	(4,629)	(1,200)
Other, net	(2,964)	(3,718)	(259)
Total income tax expense	$ 163,067	$ 124,940	$ 99,216

The 2011 beginning and ending amounts of accrued interest related to unrecognized tax benefit positions were $0.4 million and $0.9 million, respectively. We classify interest and penalties as income tax expense in our consolidated statement of operations. No accrual for tax penalties was recorded at the end of the year.

The 2011 tax expense amount included $1.9 million of tax benefits related to foreign operating losses and prior period tax returns. The 2010 tax expense amount includes $0.5 million of tax benefits related to prior period foreign operating losses. The 2009 tax expense amount includes $2.3 million expense related to adjustments from prior period tax returns. These differences accumulated over several years and the impact to any one of the prior periods is not material.

During 2009, the Internal Revenue Service (IRS) completed its examination of our 2007 income tax return and refund claim related to our foreign tax credit for the 2004, 2005 and 2006 income tax returns. We decreased our unrecognized tax benefits by $8.0 million primarily due to the settlement of the 2007 IRS audit. During 2010, the IRS commenced its examination of our 2009 and 2008 income tax returns. We also have certain state and foreign income tax returns under examination.

As of the end of 2011, the total amount of unrecognized tax benefits, including interest, was $14.6 million, of which $14.2 million will benefit the effective tax rate if recognized. It is reasonably possible that these unrecognized tax benefits will decrease by $9.0 million to $12.0 million in the next 12 months as the result of the settlement of ongoing tax audits.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is presented below:

(In thousands)	2011	2010	2009
Unrecognized tax benefit - beginning balance	$ 14,100	$ 6,599	$ 12,440
Gross decreases - tax positions in prior periods	540	-	(7,961)
Gross increases - current-period tax positions	-	7,501	2,379
Settlements	-	-	(259)
Unrecognized tax benefit - ending balance	$ 14,640	$ 14,100	$ 6,599

(13) Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations are as follows:

	2011			2010			2009		
(In thousands, except per share data)	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share:									
Income available to common stockholders	$ 306,627	168,634	$ 1.82	$ 237,272	164,916	$ 1.44	$ 193,465	161,963	$ 1.19
Effect of dilutive securities:									
Stock options		5,233			5,931			5,801	
Diluted earnings per share:									
Income available to common stockholders including assumed conversions	$ 306,627	173,867	$ 1.76	$ 237,272	170,847	$ 1.39	$ 193,465	167,764	$ 1.15

Options to purchase 2.1 million, 1.2 million and 3.6 million shares of common stock at per share prices ranging from $39.36 to $68.45, $29.11 to $45.96 and $19.32 to $68.43, were outstanding at the end of 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

(14) Share Based Compensation and Equity

Stock Option and Equity Plans

As of the end of 2011, we had five fixed stock option and equity plans in effect for associates and directors. This includes one plan from which we could issue grants, the Cerner Corporation 2011 Omnibus Equity Incentive Plan (the Omnibus Plan); and four plans from which no new grants are permitted, but some awards remain outstanding (Plans D, E, F, and G).

Under the Omnibus Plan, we are authorized to grant to associates and directors up to 8.0 million shares of common stock awards, plus up to 2.0 million shares of common stock awards that were available under the Cerner Corporation 2004 Long Term Incentive Plan G (Plan G) at May 27, 2011, the time the Omnibus Plan was approved by our shareholders. Awards under the Omnibus Plan may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, performance grants and bonus shares. At the end of 2011, 9.7 million shares remain available for awards. Stock options granted under the Omnibus Plan are exercisable at a price not less than fair market value on the date of grant. Stock options under the Omnibus Plan typically vest over a period of five years and are exercisable for periods of up to 10 years.

Stock Options

The fair market value of each stock option award is estimated on the date of grant using a lattice option-pricing model. The pricing model requires the use of the following estimates and assumptions:

- Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on our shares and historical volatility. We use historical data to estimate the stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes.

- The expected term of stock options granted is derived from the output of the lattice model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors.

- The risk-free rate is based on the zero-coupon U.S. Treasury bond with a term equal to the contractual term of the awards.

The weighted-average assumptions used to estimate the fair market value of stock options are as follows:

	2011	2010	2009
Expected volatility (%)	35.7 - 39.7	39.0 - 41.7	45.2 - 51.5
Expected term (yrs)	7.9 - 8.9	9.3 - 9.7	9.3 - 9.6
Risk-free rate (%)	2.2	2.9	3.8

A combined summary of the stock option activity of our five fixed stock option and equity plans is presented below:

(In thousands, except share and per share data)	2011			
Options	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
Outstanding at beginning of year	14,752,610	$ 18.87		
Granted	1,474,510	58.81		
Exercised	(2,795,216)	14.11		
Forfeited and Expired	(522,502)	35.53		
Outstanding at end of year	12,909,402	$ 23.78	$ 483,941	6.19
Options exercisable at the end of the year	8,405,514	$ 14.93	$ 389,353	5.21

(In thousands, except for grant date fair value)	For the Years Ended 2011	2010	2009
Weighted-average grant date fair values	$ 28.89	$ 22.42	$ 13.98
Total intrinsic value of options exercised	$ 117,601	$ 88,876	$ 63,465
Cash received from exercise of stock options	$ 38,900	$ 34,724	$ 29,789
Tax benefit realized upon exercise of stock options	$ 44,908	$ 33,802	$ 23,654

As of the end of 2011, there was $65.7 million of total unrecognized compensation cost related to stock options granted under all plans. That cost is expected to be recognized over a weighted-average period of 3.02 years.

Non-vested Shares

Non-vested shares are valued at fair market value on the date of grant and will vest provided the recipient has continuously served on the Board of Directors through such vesting date or, in the case of an associate, provided that performance measures are attained. The expense associated with these grants is recognized over the period from the date of grant to the vesting date, when achievement of the performance condition is deemed probable.

A summary of our non-vested restricted stock compensation arrangements granted under all plans is presented below:

	2011	
Non-vested shares	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year	222,000	$ 41.12
Granted	163,200	54.07
Vested	(41,532)	41.61
Forfeited	(90,000)	45.68
Outstanding at end of year	253,668	47.75

	For the Years Ended		
(In thousands, except for grant date fair value)	2011	2010	2009
Weighted average grant date fair values for shares granted during the year	$ 54.07	$ 41.09	$ 28.26
Total fair value of shares vested during the year	2,527	1,147	923

As of the end of 2011, there was $7.1 million of total unrecognized compensation cost related to non-vested share awards granted under all plans. That cost is expected to be recognized over a weighted-average period of 1.61 years.

Associate Stock Purchase Plan

We established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by us and associates of our United States based subsidiaries, except as provided below, are eligible to participate in the Plan (Participants). The following individuals are excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by us or our domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by us for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last business day of the option period. The purchase of our Common Stock is made through the ASPP on the open market and subsequently reissued to the associates. The difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

Share Based Compensation Cost

Our stock option and non-vested share awards qualify for equity classification. The costs of our ASPP, along with participant contributions, are recorded as a liability until open market purchases are completed. The amounts recognized in the consolidated statements of operations with respect to stock options, non-vested shares and ASPP are as follows:

	For the Years Ended		
(In thousands)	**2011**	**2010**	**2009**
Stock option and non-vested share compensation expense	$ 27,919	$ 23,723	$ 15,786
Associate stock purchase plan expense	2,180	1,692	1,318
Amounts capitalized in software development costs, net of amortization	(620)	(512)	(262)
Amounts charged against earnings, before income tax benefit	$ 29,479	$ 24,903	$ 16,842
Amount of related income tax benefit recognized in earnings	$ 11,256	$ 9,329	$ 6,274

Amendment to Certificate of Incorporation

On March 9, 2011, the Board of Directors of the Company adopted resolutions to amend and on May 27, 2011, the shareholders of the Company approved the proposals to amend the Second Restated Certificate of Incorporation of the Company dated December 5, 2003 to: i) increase the number of Authorized Shares of Common Stock from 150,000,000 to 250,000,000 and ii) to eliminate the Series A Preferred Stock.

Preferred Stock

As of the end of 2011 and 2010, we had 1.0 million shares of authorized but unissued preferred stock, $0.01 par value.

(15) Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) was established under Section 401(k) of the Internal Revenue Code. All associates age 18 and older and who are not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a stable value fund, a Company stock fund, or a self-directed brokerage account. We have a first tier discretionary match that is made on behalf of participants in an amount equal to 33% of the first 6% of the participant's salary contribution. Our first tier discretionary match expenses for the Plan amounted to $10.5 million, $8.9 million and $8.7 million for 2011, 2010 and 2009, respectively.

We added a second tier discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the Plan. Only participants who defer 2% of their paid base salary, are actively employed as of the last day of the Plan year and are employed before October 1st of the Plan year are eligible to receive the discretionary match contribution. For the years ended 2011, 2010 and 2009 we expensed $10.5 million, $8.9 million and $2.0 million for the second tier discretionary distributions, respectively.

(16) Related Party Transactions

From July 1994 until August 2008 we leased an airplane from PANDI, Inc. (PANDI), a company owned by Neal L. Patterson and Clifford W. Illig, our Chairman of the Board and CEO and Vice Chairman of the Board, respectively. The airplane was used principally by us for client development and support and business development activities.

On August 14, 2008, PANDI sold the airplane to a third party and the lease agreement with us was terminated. Following the sale of the airplane, PANDI undertook a complete accounting of the actual financing, operation, depreciation and maintenance costs of the airplane during the 14 year time period that we leased the airplane from PANDI. Following the due diligence efforts by a committee comprised of the independent members of the Board of Directors, during 2009 we were authorized to and paid PANDI the sum of $1.4 million.

(17) Commitments

Leases

We are committed under operating leases primarily for office space and computer equipment through October 2027. Rent expense for office and warehouse space for our regional and global offices for 2011, 2010 and 2009 was $17.6 million, $20.5 million and $16.6 million, respectively. Aggregate minimum future payments under these non-cancelable operating leases are as follows:

(In thousands)		**Operating Lease Obligations**
2012	$	23,807
2013		22,141
2014		18,701
2015		12,896
2016		8,249
2017 and thereafter		46,232
Total:	$	132,026

Purchase Obligations

We have purchase commitments with various vendors through 2019. These commitments represent non-cancellable commitments primarily to provide ongoing support, maintenance and service to our clients. Aggregate future payments under these commitments are as follows:

(In thousands)		**Purchase Obligations**
2012	$	16,167
2013		19,010
2014		7,513
2015		3,411
2016		198
2017 and thereafter		8,299
Total:	$	54,598

(18) Segment Reporting

We have two operating segments, Domestic and Global. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses that have not been allocated to the operating segments, such as software development, marketing, general and administrative, share-based compensation expense and depreciation. We manage our operating segments to the operating earnings level. Items such as interest, income taxes, capital expenditures and total assets are managed at the consolidated level and thus are not included in our operating segment disclosures.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for 2011, 2010 and 2009.

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2011				
Revenues	$ 1,894,454	$ 308,699	$ -	$ 2,203,153
Cost of revenues	387,466	54,206	-	441,672
Operating expenses	439,465	126,997	735,221	1,301,683
Total costs and expenses	826,931	181,203	735,221	1,743,355
Operating earnings (loss)	$ 1,067,523	$ 127,496	$ (735,221)	$ 459,798

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2010				
Revenues	$ 1,562,563	$ 287,659	$ -	$ 1,850,222
Cost of revenues	272,385	47,971	-	320,356
Operating expenses	417,181	124,546	628,806	1,170,533
Total costs and expenses	689,566	172,517	628,806	1,490,889
Operating earnings (loss)	$ 872,997	$ 115,142	$ (628,806)	$ 359,333

	Operating Segments			
(In thousands)	**Domestic**	**Global**	**Other**	**Total**
2009				
Revenues	$ 1,398,715	$ 273,149	$ -	$ 1,671,864
Cost of revenues	240,847	40,351	-	281,198
Operating expenses	372,370	130,256	596,034	1,098,660
Total costs and expenses	613,217	170,607	596,034	1,379,858
Operating earnings (loss)	$ 785,498	$ 102,542	$ (596,034)	$ 292,006

(19) Quarterly Results (unaudited)

Selected quarterly financial data for 2011 and 2010 is set forth below:

(In thousands, except per share data)	Revenues	Earnings Before Income Taxes	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2011 quarterly results:					
First Quarter	$ 491,664	$ 95,710	$ 64,556	$ 0.38	$ 0.37
Second Quarter	524,223	110,853	72,044	0.43	0.42
Third Quarter	571,640	123,167	78,835	0.47	0.45
Fourth Quarter	615,626	139,964	91,192	0.54	0.52
Total	$ 2,203,153	$ 469,694	$ 306,627		
2010 quarterly results:					
First Quarter	$ 431,337	$ 77,363	$ 50,286	$ 0.30	$ 0.29
Second Quarter	456,001	86,278	55,477	0.34	0.33
Third Quarter	462,683	94,084	60,872	0.37	0.36
Fourth Quarter	500,201	104,487	70,637	0.43	0.41
Total	$ 1,850,222	$ 362,212	$ 237,272		

(20) Subsequent Events

Revolving Credit Facility

In February 2012, we amended our multi-year revolving credit facility to, among other things, increase the maximum borrowing capacity to $100.0 million and extend the maturity date to February 2017. Costs incurred in connection with this amendment were not material.

Unrecognized Tax Benefits

We expect to recognize a tax benefit ranging from $9.0 million to $12.0 million in the first quarter of 2012, based on a settlement reached with tax authorities.

Stock Price Performance Graph

The following graph presents a comparison for the five-year period ended December 31, 2011 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices)and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):

Comparison of 5 Year Cumulative Total Return


$300
$200
$100
$0
12/06
12/07
12/08
12/09
12/10
12/11
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 31, 2006, in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of each year.

Corporate Information

ANNUAL SHAREHOLDERS' MEETING

The Annual Shareholders' Meeting will be held at 10:00 a.m. local time on May 18, 2012, in The Cerner Round Auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri, 64117. A formal notice of the Meeting, with a Proxy Statement and Proxy Card, will be available, to each shareholder of record, in April 2012.

ANNUAL REPORT/FORM 10-K

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at **www.cerner.com**. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation

Investor Relations

2800 Rockcreek Parkway

Kansas City, MO 64117

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, Computershare Trust Company, at 1-800-884-4225.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.

P.O. Box 43078

Providence, RI 02940-3078

1-800-884-4225

STOCK LISTINGS

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

INDEPENDENT ACCOUNTANTS

KPMG LLP

Kansas City, MO

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Cerner™

World Headquarters
Cerner Worldwide
2800 Rockcreek Parkway
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64117
816.221.1024
www.cerner.com

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